Exhibit 99.2

No securities regulatory authority has in any way passed upon the merits of the transactions described in this management information circular.

AYR WELLNESS INC.

NOTICE OF ANNUAL GENERAL and SPECIAL MEETING OF SHAREHOLDERS
scheduled to be held on June 23, 2022

and

MANAGEMENT INFORMATION CIRCULAR

In order to attend the meeting in person, each attendee will have to be fully vaccinated against COVID-19 and must have not have:

●      had recent symptoms of COVID-19;

●      had a recent positive test for COVID-19;

●      been recently identified as a close contact of someone with COVID-19 or with symptoms; or

●      been told by health or government personnel to isolate or to stay in quarantine.

As the COVID-19 pandemic is continually evolving, additional requirements or questions may apply at the date of the meeting, and attendees should be prepared to show their proof of vaccination and will be required to certify that they satisfy the applicable conditions.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting of shareholders (the “Meeting”) of Ayr Wellness Inc. (“Ayr”, the “Corporation” or “we”) will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on Thursday, June 23, 2022 at 10:00 a.m. (Eastern time), for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year;

4.	considering, and if thought advisable, adopting an ordinary resolution (the “Equity Incentive Plan Resolution”, the full text of which is reproduced as Appendix “A” to the accompanying management information circular dated May 26, 2022 (the “Circular”)) to approve and renew the Ayr Wellness Inc. Amended and Restated Equity Incentive Plan dated May 2, 2021 (the “Equity Incentive Plan”) (the full text of which is set forth in Appendix “B” to this Circular); and

5.	transacting such other businesversns as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Equity Incentive Plan Resolution will be required to be approved by an ordinary resolution of all of the holders (collectively, the “Ayr Shareholders”) of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Share and Restricted Voting Shares, “Equity Shares”) and multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”), voting together as if they were a single class of shares. Each Equity Share entitles its holder to one vote per share and each Multiple Voting Share entitles its holder to 25 votes per share on the Equity Incentive Plan Resolution.

Holders of the Corporation’s limited voting shares are not entitled to vote on the election of directors.

The record date for the determination of registered Ayr Shareholders entitled to receive notice of, and to vote at, the Meeting is the close of business on May 16, 2022 (the “Record Date”). Only Ayr Shareholders whose names are entered in the Corporation’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Meeting. Registered Ayr Shareholders and duly appointed proxyholders will be able to attend, participate, vote and ask questions at the Meeting. Beneficial Ayr Shareholders (being Ayr Shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as their own proxy will not be able to attend the Meeting (as the Corporation does not have any record of beneficial Ayr Shareholders). Accordingly, if you are a beneficial Ayr Shareholder and wish to attend the Meeting, you MUST duly appoint yourself as your own proxy pursuant to the instructions in your enclosed voting instruction form.

Ayr Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy or voting instruction form, as applicable. If you are a registered Ayr Shareholder that is unable to attend the Meeting or if you are a beneficial Ayr Shareholder, please complete, date and sign the enclosed form of proxy (registered Ayr Shareholders) or voting instruction form (beneficial Ayr Shareholders), as applicable, and deal with it as directed. An Ayr Shareholder who wishes to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (the “Ayr proxyholders”) to represent such shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form.

Proxies must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 21, 2022) or any adjournment(s) or postponement(s) thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.

(ii)

If you are a registered Ayr Shareholder, contact Odyssey at www.odysseycontact.com for any voting questions you may have.

This notice of annual general and special meeting of Ayr Shareholders is accompanied by the Circular and a form of proxy (for registered Ayr Shareholders) or a voting instruction form (for beneficial Ayr Shareholders). As an Ayr Shareholder, it is very important that you read these documents carefully, as they contain important information and detailed instructions about how to vote your shares and participate in the Meeting.

Dated at Miami, Florida on May 26, 2022.

By order of the Board of Directors,

/s/ Jonathan Sandelman
Jonathan Sandelman
Chairman, Chief Executive Officer and Corporate Secretary

(iii)

INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the board of directors and management of the Corporation, we are pleased to invite you to attend the annual general and special meeting of shareholders that will be held this year on Thursday, June 23, 2022 at 10:00 a.m. (Eastern time), which will be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9.

The annual general and special meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting. Registered Ayr Shareholders and duly appointed proxyholders will be able to attend, participate, vote (as applicable) and ask questions at the meeting. Non-registered Ayr Shareholders who have not duly appointed themselves as their own proxy will not be able to attend the Meeting (as the Corporation does not have any record of beneficial Ayr Shareholders).

Your participation in the meeting is important to us and we value your input as shareholders. You can vote by attending the meeting and voting, or alternatively, by completing and returning the enclosed form of proxy or voting instruction form.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

/s/ Jonathan Sandelman
Jonathan Sandelman
President, Chief Executive Officer and Chairman of the Board of Directors

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	3

SUMMARY	7

GENERAL PROXY INFORMATION	8

Solicitation of Proxies	8
Appointment of Proxies	10
Voting of Proxies	11

BUSINESS OF THE MEETING	13

1.	PRESENTATION OF FINANCIAL STATEMENTS	13
2.	ELECTION OF DIRECTORS	13
3.	APPOINTMENT OF AUDITORS	22
4.	RENEWAL OF THE EQUITY INCENTIVE PLAN	23

OTHER BUSINESS	23

COMPENSATION DISCUSSION AND ANALYSIS	24

Overview and Objectives	24
Named Executive Officer and Director Compensation	25
Director Compensation	28
Employment, Consulting and Management Agreements	32
Termination and Change of Control Benefits	32
Compensation Governance	33
Report of C&CG Committee	34
Pension Plan Benefits	35

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	35

Board	35
Directorships	35
Orientation and Continuing Education	35
Ethical Business Conduct	36
Assessments	38

OTHER INFORMATION	39

ADDENDA

APPENDIX “A” – EQUITY INCENTIVE PLAN RESOLUTION

APPENDIX “B” – AYR WELLNESS INC. AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(ii)

MANAGEMENT INFORMATION CIRCULAR

(All dollar amounts herein are in United States dollars, unless indicated otherwise)

INTRODUCTION

This management information circular (this “Circular”) is furnished in connection with the solicitation by management of Ayr Wellness Inc. (“Ayr”, the “Corporation” or “we”) of proxies for use at the annual general and special meeting of shareholders of the Corporation (“Ayr Shareholders”) to be held on June 23, 2022 at 10:00 a.m. (Eastern time), or any postponement(s) or adjournment(s) thereof (the “Meeting”), for the purposes set forth in the accompanying notice of the annual general and special meeting of shareholders (the “Notice of Meeting”).

Unless otherwise noted, references to “Ayr” and the “Corporation” refer to Ayr Wellness Inc. and its direct and indirect subsidiaries, predecessors and other entities controlled by them. Unless otherwise indicated, all references to “$” or “dollars” in this Circular refer to U.S. dollars. Certain totals, subtotals and percentages throughout this Circular may not reconcile due to rounding. This Circular is dated May 26, 2022, and all information, unless indicated otherwise, is as at that date.

Ayr derives its revenues from the cannabis industry in certain states (“States” and each, a “state”) of the United States of America (“U.S.” or “United States”), which industry is illegal under U.S. federal law. Ayr is a vertically integrated multi-State operator in the U.S. cannabis sector. Currently, through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and is engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace, in the States of Massachusetts, Nevada, Pennsylvania, Florida, Arizona, New Jersey, and Ohio.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this Circular and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

These factors include, but are not limited to, the following:

●	the extent of the impact of COVID-19, including government and/or regulatory responses to the outbreak;

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration, the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;

●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;

●	assumptions and expectations described in the Corporation’s significant accounting judgments and estimates;

●	the adoption and impact of certain accounting pronouncements;

●	the number of users of cannabis or the size of the regulated cannabis market in the United States;

●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

●	the Corporation’s future financial and operating performance and anticipated profitability;

●	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

●	the market for the Corporation’s current and proposed products and services, as well as the Corporation’s ability to capture market share;

●	the benefits and applications of the Corporation’s products and services and expected sales thereof;

●	development of affiliated brands, product diversification and future corporate development;

●	anticipated investment in and results of research and development;

●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

●	future expenditures, strategic investments and capital activities;

●	the competitive landscape in which the Corporation operates and the Corporation’s market expertise;

●	the Corporation’s ability to comply with any applicable debt covenants;

●	the Corporation’s ability to secure further equity or debt financing, if required;

●	changes in U.S. generally accepted accounting principles or in the interpretation thereof;

●	consistent or increasing pricing of various cannabis products;

●	the level of demand for cannabis products, including the Corporation’s and third-party products sold by the Corporation;

●	the Corporation’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Corporation’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

●	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

●	the rollout of new dispensaries, including as to the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

●	the Corporation’s ability to hit anticipated development targets of cultivation and production projects;

●	the ability to successfully integrate and maintain employees from recent acquisitions;

●	the ability to develop the Corporation’s brand and meet growth objectives;

●	the risk related to limited market data and difficulty to forecast results;

●	the concentrated voting control of the Corporation;

●	market volatility and the risks associated with selling of substantial amount of Equity Shares (as defined in this Circular);

●	product liability claims related to the products the Corporation cultivates, produces, and sells;

●	other events or conditions that may occur in the future; and

●	management’s success in anticipating and managing the foregoing factors, as well as the risks described in the Corporation’s annual information form for the financial year ended December 31, 2021 and dated March 30, 2022.

No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this Circular should not be unduly relied upon, and the Corporation does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Corporation’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Corporation’s current and proposed operations. These assumptions, although considered reasonable by the Corporation at the time of preparation, may prove to be incorrect. In addition, the Corporation has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Corporation will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Corporation’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

Management’s Definition and Reconciliation of Non-U.S. GAAP Measures

Management reports certain non-United States Generally Accepted Accounting Practices (“U.S. GAAP”) measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-U.S. GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable U.S. GAAP measure.

The Corporation references non-U.S. GAAP measures, including cannabis industry metrics, in certain of its publicly filed documents, including the 2021 Financial Statements (as defined in this Circular). Non-U.S. GAAP measures are not recognized measures under U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those U.S. GAAP measures by providing further understanding of the results of the operations of the Corporation from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Corporation’s financial information reported under U.S. GAAP. Non-U.S. GAAP measures used to analyze the performance of the Corporation include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Corporation believes that these non-U.S. GAAP financial measures provide meaningful supplemental information regarding the Corporation’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Corporation’s operating performances and thus highlight trends in the Corporation’s core businesses that may not otherwise be apparent when solely relying on the U.S. GAAP measures.

Please refer to the Corporation’s management’s discussion and analysis for the year ended December 31, 2021 (the “2021 MD&A”) for a further discussion of the Corporation’s non-U.S. GAAP measures and reconciliations of such measures to their corresponding U.S. GAAP measures.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Circular and the attached Appendices all of which are important and should be reviewed carefully. All dollar amounts refer to U.S. dollars unless indicated otherwise.

Date, Time and Place of the Meeting

The Meeting is scheduled to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on Thursday, June 23, 2022 at 10:00 a.m. (Eastern time). Only Ayr Shareholders of record at 5:00 pm (Eastern time) on May 16, 2022 will be entitled to receive notice of and vote (as applicable) at the Meeting, or any adjournment(s) or postponement(s) thereof.

In order to attend the meeting in person, each attendee will have to be fully vaccinated against COVID-19 and must have not have:

●      had recent symptoms of COVID-19;

●      had a recent positive test for COVID-19;

●      been recently identified as a close contact of someone with COVID-19 or with symptoms; or

●      been told by health or government personnel to isolate or to stay in quarantine.

As the COVID-19 pandemic is continually evolving, additional requirements or questions may apply at the date of the meeting, and attendees should be prepared to show their proof of vaccination and will be required to certify that they satisfy the applicable conditions.

Business of the Meeting

The Meeting will be held for the purposes of:

1.	receiving the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	electing directors for the ensuing year;

3.	appointing auditors for the ensuing year;

4.	considering, and if thought advisable, adopting an ordinary resolution (the “Equity Incentive Plan Resolution”, the full text of which is reproduced as Appendix “A” to this management information circular dated May 26, 2022 (this “Circular”)) to approve and renew the Ayr Wellness Inc. Amended and Restated Equity Incentive Plan dated May 2, 2021 (the “Equity Incentive Plan”) (the full text of which is set forth in Appendix “B” to this Circular); and

5.	transacting such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Equity Incentive Plan Resolution will be required to be approved by an ordinary resolution of all of the holders (collectively, the “Ayr Shareholders”) of the Corporation’s subordinate voting shares (“Subordinate Voting Shares”), restricted voting shares (“Restricted Voting Shares”), limited voting shares (“Limited Voting Shares”, and collectively with the Subordinate Voting Share and Restricted Voting Shares, “Equity Shares”) and multiple voting shares (“Multiple Voting Shares”, and together with the Equity Shares, “Shares”), voting together as if they were a single class of shares. Each Equity Share entitles its holder to one vote per share and each Multiple Voting Share entitles its holder to 25 votes per share on the Equity Incentive Plan Resolution.

See “Business of the Meeting – Approval and Renewal of the Equity Incentive Plan”.

Holders of Limited Voting Shares are not entitled to vote on the election of directors.

Recommendation of the board of directors (the “Board”) with respect to the Equity Incentive Plan Resolution

The Board has unanimously determined that the approval and renewal of the Equity Incentive Plan is in the best interests of the Corporation. Accordingly, the Board has unanimously approved the Equity Incentive Plan and unanimously recommends that the Ayr Shareholders vote FOR the Equity Incentive Plan Resolution.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Corporation of proxies to be used at the annual general and special meeting of shareholders of the Corporation to be held at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 on Thursday, June 23, 2022 (the “Meeting”) from 10:00 a.m. (Eastern time), and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment(s) or postponement(s) thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Corporation. The cost of the solicitation will be borne by the Corporation other than the cost of solicitation of the Objecting Beneficial Shareholders (as defined herein). See the section entitled “Advice to Beneficial Ayr Shareholders” below.

A form of proxy is a document that authorizes someone to attend the Meeting and cast your vote(s) for you. If you are a registered Ayr Shareholder, the Corporation has included a form of proxy with this Circular. It should be used to appoint a proxyholder. The contents and the sending of this Circular have been approved by the Board.

The Corporation does not intend to pay for intermediaries to forward to Objecting Beneficial Shareholders under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 - Request for Voting Instructions Made by Intermediary, so in the case of an Objecting Beneficial Shareholder, the Objecting Beneficial Shareholder will not receive the materials unless the Objecting Beneficial Shareholder’s intermediary assumes the cost of delivery.

Voting Shares and Principal Ayr Shareholders

The authorized capital of the Corporation consists of an unlimited number of Equity Shares and an unlimited number of Multiple Voting Shares, all without par or nominal value.

As of (i) April 4, 2022, there were 16,820,381 Subordinate Voting Shares, 13,123,894 Restricted Voting Shares and 27,792,448 Limited Voting Shares issued and outstanding, and (ii) May 16, 2022 (the “Record Date) there were 57,736,723 Equity Shares and 3,696,486 Multiple Voting Shares issued and outstanding. Each Equity Share entitles its holder to one vote and each Multiple Voting Share entitles its holder to 25 votes (subject in the case of Mercer Park CB, L.P. (“Mercer”), to the terms of the voting agreement with the Corporation dated as of June 26, 2019 (which may be found on Ayr’s profile on SEDAR at www.sedar.com)) with respect to the matters voted at the Meeting, other than in connection with the election of directors of the Corporation for the ensuring year, in respect of which the Limited Voting Shares do not have any entitlement to vote.

As of the Record Date, there were 7,697,000 Exchangeable Shares (as defined below) and 2,874,058 warrants (each exercisable on a one-for-one basis into Equity Shares) (“Warrants”) of the Corporation issued and outstanding. The Class B common stock (the “Exchangeable Shares”) of CSAC Acquisition Inc. (“CSAC AcquisitionCo”), a subsidiary of Ayr, is exchangeable on a one-for-one basis, at the option of the holder, in accordance with their terms and the terms specified in the applicable Exchange Rights Agreement into Equity Shares. The Exchangeable Shares are not entitled to vote at meetings of Ayr Shareholders.

Holders of Equity Shares and Multiple Voting Shares whose names are registered on the respective lists of shareholders of the Corporation as at the close of business (Toronto time) on the Record Date will be entitled to exercise the voting rights attached to the Equity Shares and Multiple Voting Shares, respectively, in respect of which they are so registered at the Meeting, or any adjournment(s) or postponement(s) thereof, if present or represented by proxy thereat. As of the Record Date, there were (i) an aggregate of 57,736,723 votes attached to the Equity Shares entitled to be voted in respect of the appointment of the auditors of the Corporation for the ensuing year and the Equity Incentive Plan Resolution, and (ii) 92,412,150 votes attached to the Multiple Voting Shares entitled to be voted in respect of all items of business at the Meeting. As of April 4, 2022, there were 16,820,381 votes attached to the Subordinate Voting Shares and 27,020,117 votes attached to the Restricted Voting Shares entitled to be voted in respect of the election of the directors for the ensuing year.

At the Meeting, Ayr Shareholders will be asked to consider, and if deemed advisable, approve the Equity Incentive Plan Resolution and the other matters of business outlined in the Notice of Meeting. Holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation. The Equity Incentive Plan Resolution will be required to be approved by an ordinary resolution of the holders of the Equity Shares and the Multiple Voting Shares, voting together as if they were a single class of shares.

To the knowledge of the directors and officers of the Corporation, other than as set forth below, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, as at the Record Date (unless otherwise as of a date specified below).

Name of Shareholder	Number and Type of Shares as of the Record Date	Percentage of Class of Outstanding Shares of the Record Date	Percentage of All Outstanding Shares as of the Record Date
Mercer Park CB, L.P.(1)	36,218 Equity Shares 3,677,626 Multiple Voting Shares	Approximately 0.06% of all issued and outstanding Equity Shares Approximately 99.49% of all issued and outstanding Multiple Voting Shares	Approximately 6.04% of all issued and outstanding Shares

(1)	Mercer, Ayr’s former sponsor, is an affiliate of the Corporation. Jonathan Sandelman beneficially owns such securities of Ayr, as Mercer is a limited partnership of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Mr. Sandelman. Mercer may be considered a control person pursuant to applicable Canadian securities laws.

Participation in the Meeting

Registered Ayr Shareholders and duly appointed proxyholders who participate in the Meeting will be able to attend the Meeting, ask questions and, as applicable, vote, provided they comply with all of the requirements set out in the sections below entitled “Voting of Proxies”. Beneficial Ayr Shareholders who have not duly appointed themselves as their own proxy will not be able to attend the Meeting (as the Corporation does not have any record of beneficial Ayr Shareholders). Accordingly, if you are a beneficial Ayr Shareholder and wish to attend the Meeting, you MUST duly appoint yourself as your own proxy pursuant to the instructions in your enclosed voting instruction form.

Appointment of Proxies

The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Corporation (the “Ayr proxyholders”). Each Ayr Shareholder has the right to appoint a person other than the Ayr proxyholders to represent such Ayr Shareholder at the Meeting (including beneficial Ayr Shareholders who wish to appoint themselves as proxyholder to participate or vote at the Meeting). In order to appoint such other person (a “third party proxyholder”), the Ayr Shareholder must submit his, her or its proxy or voting instruction form (as applicable) appointing such third party proxyholder.

To appoint a third party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form and follow the instructions for submitting such form of proxy or voting instruction form.

If you are a beneficial shareholder and wish to participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a beneficial shareholder located in the United States and wish to participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under the section entitled “Attendance and Participation in the Meeting”, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey Trust Company (“Odyssey”), Ayr’s transfer agent and registrar. Requests for registration from beneficial Ayr Shareholders located in the United States that wish to participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to ayr@odysseytrust.com and received by no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 21, 2022) or any adjournment(s) or postponement(s) thereof.

A proxy will not be valid unless the completed form of proxy is received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment(s) or postponement(s) thereof. Proxies delivered after that time will not be accepted. The deadline for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will, on any ballot that may be called for, vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with the instructions of the Ayr Shareholders appointing them. If an Ayr Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. If no instructions are given as to how to vote on a particular issue to be decided at the Meeting, or if both choices have been specified by the Ayr Shareholder, the Shares will be voted FOR the election of the nominees of the Board as directors, FOR the appointment of Marcum LLP as auditors and FOR the Equity Incentive Plan Resolution (as set out in Appendix “A”).

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. If any such amendment or other business properly comes before the Meeting, or any postponement(s) or adjournment(s) thereof, the persons named in the enclosed form of proxy will vote in accordance with their best judgment on such matters or business. As of the date hereof, management of the Corporation knows of no such amendment, variation or other business to come before the Meeting.

Voting of Proxies

Ayr Shareholders may vote by proxy before the Meeting or vote at the Meeting, as described below:

1.	Voting by proxy before the Meeting

You may vote before the Meeting by completing your form of proxy or voting instruction form in accordance with the instructions provided therein. Beneficial Ayr Shareholders should also carefully follow all instructions provided by their intermediaries to ensure that their Shares are voted at the Meeting. Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the Meeting and vote on your behalf.

The Ayr proxyholders named in the enclosed form of proxy will vote (or withhold from voting) the Shares in respect of which they are appointed as proxies in accordance with your instructions, including on any ballot that may be called. If there are changes to the items of business or new items properly come before the Meeting, or any adjournment(s) or postponement(s) thereof, a proxyholder can vote as he or she sees fit.

You can appoint someone else to be your proxy. This person does not need to be an Ayr Shareholder. See the section above entitled “Appointment of Proxies”.

There are two ways for Ayr Shareholders to vote by proxy before the Meeting:

(a)	Internet voting – You may vote by logging on to the website indicated on the form of proxy (https://odysseytrust.com/login/ and clicking VOTE). Please follow the website prompts that allow you to vote your Equity Shares and Multiple Voting Shares, as applicable, and confirm that your instructions have been properly recorded.

(b)	Return your form of proxy by mail – You may vote by completing, signing and returning the form of proxy in the postage-paid envelope provided.

Proxies, whether submitted through the Internet or by mail as described above, must be received by Odyssey (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 21, 2022) or any adjournment(s) thereof or postponement(s). Your Shares will be voted in accordance with your instructions as indicated on the proxy. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

2.	Voting at the Meeting

Registered Ayr Shareholders may vote at the Meeting by completing a ballot during the Meeting.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Beneficial Ayr Shareholders who have not duly appointed themselves as their proxy will not be able to attend the Meeting. This is because the Corporation and Odyssey, our transfer agent, do not have a record of the beneficial Ayr Shareholders of the Corporation, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as your proxy. If you are a beneficial Ayr Shareholder and wish to vote at the Meeting, you have to appoint yourself as your proxy, by inserting your own name in the space provided on the voting instruction form sent to you and you must follow all of the applicable instructions, including the deadline, provided by your intermediary. See the sections entitled “Appointment of Proxies”.

Advice to Beneficial Ayr Shareholders

You are a registered Ayr Shareholder if your Equity Shares are registered directly in your name with the Corporation’s transfer agent. You may hold your Equity Shares in the form of a physical share certificate or through the direct registration system (DRS) on the records of the Corporation’s transfer agent in electronic form. You are a beneficial shareholder if the Equity Shares you beneficially own are registered either: (i) in the name of an intermediary that you deal with in respect of your Equity Shares, such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the intermediary is a participant. In accordance with NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy to the clearing agencies and intermediaries for onward distribution to beneficial Ayr Shareholders. Intermediaries are required to forward such notices to beneficial Ayr Shareholders, and often use a service company (such as Broadridge in Canada) for this purpose.

Only registered Ayr Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. If you receive more than one Notice of Meeting, form of proxy or voting instruction form, it means that you have multiple accounts with brokers or other nominees or with the Corporation’s transfer agent, as applicable, through which you hold Equity Shares. The voting process is different for registered Ayr Shareholders and Beneficial Ayr Shareholders. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Ayr Shareholders in order to ensure that their Equity Shares are voted at the Meeting. Please follow the instructions carefully and vote or provide voting instructions for all of the Equity Shares you own. In all cases, Beneficial Ayr Shareholders should carefully follow the instructions of their intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial Ayr Shareholders in advance of meetings unless the Beneficial Ayr Shareholders have waived the right to receive Meeting materials. Management of the Corporation does not intend to pay for an Intermediary to deliver the Meeting Materials to beneficial Ayr Shareholders who have objected to their Intermediary disclosing ownership information about them to the Corporation (“Objecting Beneficial Shareholders”). Objecting Beneficial Shareholders will not receive the Meeting Materials unless the Objecting Beneficial Shareholder’s intermediary assumes the costs of delivery.

Revocation of Proxies

If you are a registered Ayr Shareholder, you may revoke your proxy by delivering an instrument in writing executed by the shareholder (or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation) to the offices of Odyssey at (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) at any time up to and including the last business day preceding the day of the Meeting (or, if adjourned or postponed, any reconvening thereof), or in any other manner provided by law. Your new instructions will revoke your earlier instructions.

If, as a registered Ayr Shareholder, and you have already voted by proxy and you vote again during the Meeting, your vote during the Meeting will revoke your previously submitted proxy. If you have already voted by proxy and do not wish to revoke your previously submitted proxy, do not vote again during the Meeting.

If you are a beneficial Ayr Shareholder and wish to revoke previously provided voting instructions, you should carefully follow the instructions provided by your intermediary. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out above and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the proxy card or voting instruction form to ensure it is given effect at the Meeting.

Voting Deadline

If voting by proxy, your proxy must be received by the transfer agent (Odyssey Trust Company, Attn: Proxy Department, 67 Yonge St, Suite 702, Toronto, Ontario M5E 1J8) no later than 10:00 a.m. (Eastern time) on the second business day preceding the day of the Meeting (being Tuesday, June 21, 2022) or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Corporation reminds Ayr Shareholders that only the most recently dated voting instructions will be counted and any prior dated instructions will be disregarded.

Voting Questions

Registered Ayr Shareholders may contact Odyssey, the transfer agent, at www.odysseycontact.com or 1-587-885-0960, for any voting questions.

BUSINESS OF THE MEETING

The Meeting will cover the following items of business:

1.	PRESENTATION OF FINANCIAL STATEMENTS

The Corporation’s audited consolidated financial statements as at and for the year ended December 31, 2021, together with the notes thereto and the independent auditor’s report thereon (collectively, the “2021 Financial Statements”), can be found on SEDAR at www.sedar.com under the Corporation’s profile.

2.	ELECTION OF DIRECTORS

The articles of the Corporation provide that the Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors, with the number between such limits to be determined by the Board from time to time. The Board has determined that the Board following the Meeting will consist of seven (7) directors. All of the nominees are currently members of the Board and have been members since the dates indicated below. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board and management of the Corporation have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.

The tables found in the section entitled “Nominees for Election” provide the profile of the nominees proposed for election to the Board. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Ayr securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.

Pursuant to the special rights and restrictions attached to such class of shares, the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election of the directors of the Corporation.

The Board recommends that the holders of the Subordinate Voting Shares, Restricted Voting Shares and Multiple Voting Shares vote FOR the election as director of each nominee whose name is set out below.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the election of a particular nominee as director, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR such election.

Nominees for Election

Jonathan Sandelman	Chairman, Chief Executive Officer, Director and Corporate Secretary

Jonathan (Jon) Sandelman is the Chief Executive Officer of Mercer Park, L.P., the parent of Mercer, Ayr’s former sponsor. Prior to this role, he was Chief Executive Officer and Chief Investment Officer of Sandelman Partners, LP. Previously, he was the President of Bank of America Securities and former Head of Debt and Equities at Banc of America Securities. While at Banc of America Securities, he served as a member of the company’s Operating Committee, Banc of America Securities Leadership Committee and The Global Corporate and Investment Banking Compensation Committee. As Head of Debt and Equities, Mr. Sandelman was responsible for all of market risk and the strategic direction of the firm’s trading, distribution and new products development efforts. He oversaw the firm’s capital markets function in coordination with the head of banking. Mr. Sandelman began his career with Banc of America Securities in 1998 as head of the Equity Financial Products business, and he became head of Equities in 2002. He was appointed President of Banc of America Securities in early 2004. Prior to joining Banc of America, he was deputy head of Global Equities and Managing Director of equity derivatives and proprietary trading at Salomon Brothers and a member of the firm’s Risk Management Committee and Compensation Committee. Mr. Sandelman has been honored with Risk Magazine’s prestigious “Derivative Superstar” award and Derivative Magazine’s “Derivative Person of the Year.” Mr. Sandelman earned a Bachelor of Science (BS) from Adelphi University and earned a law degree (Juris Doctor) from Cardozo School of Law.

Age: 64	Board/Committee Membership	Attendance[1]		Other Public Board Memberships

Residence: New York, NY	Board	3/3	100%	Entity	Since

Not Independent	Acquisition Committee	0/0	N/A

Director since: September 25, 2017

	Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): Nil.

1 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

Securities Held as of the Record Date2 3

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

36,218 Equity Shares	C$235,417	478,716 RSUs	C$3,113,029	2,874,058

3,677,626 Multiple Voting Shares	C$23,904,569

Charles Miles	Director

Charles (Charlie) Miles is a Managing Director at Recapture Partners, which is a venture capital company that advises, invests and raises money in early stage Fintech companies. Prior to this role, he worked at Bloomberg LLP as an equity option trader. Prior to his tenure at Bloomberg, he was a volatility arbitrage hedge fund portfolio manager and Managing Director at Deutsche Bank. He also was a portfolio manager at Del Mar Asset Management, and started his own hedge fund, Claris Capital Management. He began his career at Salomon Brothers, where he was involved in equity research, quantitative portfolio management and equity derivatives sales and management. As a Managing Director at Salomon Brothers and Citibank, he ran one of the most successful equity derivatives sales teams on Wall Street during a time of unprecedented growth in the product. Mr. Miles received his Bachelor of Arts in Economics and Political Science from Middlebury College.

Age: 61	Board/Committee Membership	Attendance[4]		Other Public Board Memberships

Residence: New York, NY	Board	3/3	100%	Entity	Since

Independent	Audit Committee	3/3	100%	N/A

Director since: September 25, 2017	Compensation, Nominating and Corporate Governance Committee	1/1	100%

	Acquisition Committee	0/0	N/A

Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): US$108,000.

2 The securities attributed to Mr. Sandelman in the following table include securities held by Mercer, over which Mr. Sandelman exercises direction or control.

3 Market values of securities held calculated as of the Record Date.

4 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

Securities Held as of the Record Date[5]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

147,513 Equity Shares	C$958,834.50	1,375 RSUs	C$8,937.5	Nil

9,430 Multiple Voting Shares	C$61,295

Chris R. Burggraeve	Director

Chris R. Burggraeve is the founder and chief executive officer of Vicomte LLC, which is a brand management company that advises corporations, start-ups, private equity firms and family offices. Prior to founding Vicomte, Mr. Burggraeve spent five years as the Global Chief Marketing Office of Anheuser-Busch InBev SA/NV. He has also served in a number of senior marketing and general management roles with The Coca-Cola Company throughout Europe and Eurasia, and as a brand manager at Procter and Gamble Company. Mr. Burggraeve is a global business marketer turned investor, entrepreneur, advisor, board member and adjunct faculty member of the NYU School of Business, and has nearly 30 years of expertise merging brand management, societal context, and profit and loss statements. As one of the early consumer packaged goods industry leaders to have actively recognized the importance and potential of the cannabis industry, he co-founded Toast Holdings in 2016, the parent company of Aspen-born cannabis pre-roll brand ToastTM. Mr. Burggraeve is also the Chairman of greenRush, an online marketplace for legally purchasing cannabis in the United States. He holds a Master’s degree in Economics and Business from KU Leaven, a Master’s degree in European Economics from the Centre Européen Universitaire de Nancy and a TRIUM Global Executive Master’s degree in Business Administration from (collectively) New York University – Stern School of Business, the London School of Economics and HEC Paris.

Age: 57	Board/Committee Membership	Attendance[6]		Other Public Board Memberships

Residence: New York, NY	Board	3/3	100%	N/A

Independent	Audit Committee	3/3	100%

Director since: December 17, 2018	Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): US$62,500.

5 Market values of securities held calculated as of the Record Date.

6 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

Securities Held as of the Record Date[7]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

17,483 Equity Shares	C$113,639.50	1,375 RSUs	C$8,937.5	Nil

Louis F. Karger	Director

Louis F. Karger is the sole Manager and founder of Panther Residential Investments LLC and Panther Residential Management LLC. Both companies focus on the acquisition, development, management and sale of multi-family apartment properties in the Southeast United States. Panther Residential Investments LLC also serves as the Manager of many affiliated real estate entities (collectively with Panther Residential Investments LLC and Panther Residential Management LLC, the “PRM Group Companies”). Mr. Karger is responsible for the overall direction, vision and leadership of the PRM Group Companies with a focus on investment strategies, capital and debt financings, and determining new development objectives. In addition, he oversees the PRM Group Companies’ day-to-day operations and the execution of its overall business, management and development strategy. To date, the PRM Group Companies has acquired over 9,000 residential apartment units with a total transaction value of over $2 billion. Mr. Karger is also a Director and the Treasurer of Sira Naturals, Inc. (“Sira”) and is a co-founder of (i) Compass Realty Associates, LLC, a private equity real estate firm that owns and manages approximately one million square feet of property throughout the New England region, and (ii) Compass Realty Partners, LLC, a $72 million real estate investment fund. Mr. Karger holds a Bachelor of Science degree from the Boston University School of Hospitality Administration.

Age: 50	Board/Committee Membership	Attendance[8]		Other Public Board Memberships

Residence: Needham, MA	Board	3/3	100%	N/A

Not Independent	Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): Nil.
Director since May 24, 2019

7 Market values of securities held calculated as of the Record Date.

8 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

Securities Held as of the Record Date[9]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

16,742 Equity Shares[10]	C$108,823	Nil	N/A	Nil

9 Market values of securities held calculated as of the Record Date.

10 Mr. Karger also indirectly owns 275,979 Exchangeable Shares held through Green Partners Investor LLC and Green Partners Sponsor I, LLC.

Glenn Isaacson	Director

Glenn is currently a Vice Chairman in the mid-town offices of Cushman & Wakefield. He was an executive Vice President at CBRE, Inc. from 1992-2016 and prior to that he spent 11 years at Newmark and Company. He has worked in commercial real estate for over 37 years and divides his time equally with non-profit and for-profit companies. Glenn joined the board of amfAR, the American Foundation for Aids Research, in October 2019. He graduated from Florida Southern College with a B.S. in Finance and a minor in economics.

Age: 63	Board/Committee Membership	Attendance[11]		Other Public Board Memberships

Residence: New York, NY	Board	3/3	100%	N/A

Independent	Audit Committee	3/3	100%

Director since: August 25, 2020	Compensation, Nominating and Corporation Governance Committee	1/1	100%

Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): US$47,388.

Securities Held as of the Record Date[12]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

136,578 Equity Shares	C$887,757	Nil	N/A	Nil

11 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

12 Market values of securities held calculated as of the Record Date.

William Pfeiffer	Director

William Pfeiffer is a highly experienced attorney, governmental strategist and owner of multiple businesses with a strong record of leadership and achievement in the legislative, executive and judicial branches of Florida government as well as private business. He possesses an excellent record of solving high-level, complex business, legal, legislative and regulatory issues while maintaining trusted relationships with seasoned business leaders and key decision-makers in various levels of government. As Executive Director of the Florida Senate, Bill was actively involved in evaluating a multitude of state government programs and prioritizing Florida’s US$70 billion annual budget. As Assistant Secretary of State for the Florida Department of State, Bill directly managed the department’s US$150 million annual budget and its 1,200 employees. As an Administrative Law Judge in Florida, Bill routinely evaluated and critically assessed the detailed financial statements, proposals and projections of healthcare companies seeking authority to build large-scale CON hospital and healthcare related facilities in Florida.

Age: 55	Board/Committee Membership	Attendance[13]		Other Public Board Memberships

Residence: Tallahassee, FL	Board	2/3	67%	N/A

Independent	Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): US$39,250.

Director since: April 25, 2021

Securities Held as of the Record Date[14]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

Nil[15]	N/A	1,375 RSUs	C$8,937.5	Nil

13 Reflects Board and Board committee meeting attendance in respect of the previous 12-month period from the date hereof.

14 Market values of securities held calculated as of the Record Date.

15 Mr. Pfeiffer holds 59,664 Exchangeable Shares.

Joyce Johnson	Director

Joyce Johnson has forged a successful career as an investor and operator over the past 30+ years, with a keen eye towards responsibly driving shareholder value. She currently sits on the Board of Directors for New Lake Capital Partners, a provider of real estate capital to state-licensed US cannabis operators, SportsTek, a SPAC built around investment opportunities that focus on the intersection of sports, technology and health, and is the Chairwoman of the Board and Chief Investment Officer for Pacific Gate Capital Management, a value-oriented investment manager focused on U.S. private credit investments. Joyce previously served as Senior Managing Director and Partner and Relatively Capital from 2008 to 2019 and as a Managing Director at Cerberus Capital Management from 1993 to 2002, in addition to Vice President roles at ING Bank and Citicorp. Ms. Johnson is a Henry Crown Fellow of the Aspen Institute and is committed to serving her community as member of the boards of Hope Chicago, the Chicago Counsel for Global Affairs, and the Chicago Sinfonietta, and serves as the Chairwoman Emeritus of the DuSable Museum of African American History. She received her BS in Finance from the University of Denver.

Age: 55	Board/Committee Membership	Attendance[16]		Other Public Board Memberships

Residence: Chicago, IL	Board	1/1	N/A	Entity	Since

Independent				SportsTek Acquisition Corp.	February 2021

Director since: January 20, 2022

	Audit Committee	1/1	N/A	NewLake Capital Partners Inc.	July 2021

Value of Total Compensation Received as a Director for the Year Ended December 31, 2021 (excluding equity-based incentive awards): N/A

Securities Held as of the Record Date[17]

Equity Shares / Multiple Voting Shares (#)	Market Value of Equity Shares / Multiple Voting Shares (C$)	Vested In-the- Money Awards (#)	Value of Vested In- the-Money Awards (C$)	Warrants (#)

Nil	N/A	Nil	N/A	Nil

16 Ms. Johnson was appointed to the Board and the Audit Committee on January 20, 2022. Accordingly, the information provided below in respect of Joyce Johnson is provided from January 20, 2022 to the date hereof.

17 Market values of securities held calculated as of the Record Date.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, none of the Corporation’s proposed director nominees is, as at the date of this Circular, or has been, within the 10 years prior to the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company (including the Corporation) that, while such person was acting in that capacity (or within a year of that person ceasing to act in that capacity but resulting from an event that occurred while that person was acting in such capacity), (i) was subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) a director or executive of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, transaction or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation and based upon information provided by the proposed director nominees, except for the following, none of the Corporation’s proposed director nominees has (a) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director nominee.

Conflicts of Interest

To the best of the Corporation’s knowledge, other than as disclosed below and elsewhere in this Circular, there are no known existing or potential material conflicts of interest among the Corporation or a subsidiary of the Corporation and a director or officer of the Corporation or a subsidiary of the Corporation as a result of their outside business interests except that: (i) certain of the Corporation’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Corporation and their duties as a director or officer of such other companies, and (ii) certain of the Corporation’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Corporation or act as a customer of, or supplier to, the Corporation. The BCBCA requires, among other things, that the directors and executive officers of the Corporation act honestly and in good faith with a view to the best interest of the Corporation, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Corporation and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

Certain of the directors of the Corporation are formerly vendors of certain of the Corporation’s businesses, namely Louis Karger for Sira, and so while it is possible that a dispute may arise pursuant to the respective definitive agreement in connection with such acquisition, there are no current material disputes or claims.

Directors’ and Officers’ Liability Insurance

The Corporation maintains directors’ and officers’ liability insurance for its directors, officers and the Corporation. The current policies have an aggregate limit of $10,000,000 for the term May 24, 2022 to May 24, 2023. Protection is provided to directors and officers with no deductible for any actual or alleged neglect, misstatement, errors, omissions, or other wrongful acts during the course of their duties or capacity as such. Under the insurance coverage, the Corporation is not reimbursed for payments which it is required or permitted to make to its directors and officers for indemnification of securities and non-securities related claims.

3.	APPOINTMENT OF AUDITORS

At the Meeting, Ayr Shareholders will be asked to appoint Marcum LLP (“Marcum”) to hold office as the Corporation’s auditor until the close of the next annual meeting of shareholders and to authorize the Board to fix the auditor’s remuneration. Marcum has served as the auditor of the Corporation (including its predecessor) since August 16, 2021.

The Board recommends that you vote FOR the appointment of Marcum as auditor and the authorization of the Board to fix the auditor’s remuneration.

Unless a proxy specifies that the Shares it represents should be withheld from voting for the appointment of the auditor, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR the appointment of Marcum as auditor of the Corporation and authorizing the Board to fix the auditor’s remuneration.

Auditors’ Fees

During the fiscal periods ended December 31, 2021, and December 31, 2020, the Company paid the following fees to the Company’s external auditors, MNP LLP (until August 16, 2021) and Marcum LLP, for the following fee categories:

Fee Category	Fiscal Period 2021 ($)	Fiscal Period 2020 ($)
Audit Fees to MNP LLP	$334,073	$374,000
Audit Fees to Marcum LLP	$77,250	N/A
Audit-Related Fees to MNP LLP	$314,177	$91,500
Audit-Related Fees to Marcum LLP	N/A	N/A
Tax Services Fees to MNP LLP	$9,213	$25,000
Tax Services Fees to Marcum LLP	N/A	N/A
Other Fees to MNP LLP	N/A	N/A
Other Fees to Marcum LLP	N/A	N/A
TOTAL	$734,713	$490,500

4.	APPROVAL AND RENEWAL OF THE EQUITY INCENTIVE PLAN

Pursuant to the Equity Incentive Plan Resolution, the full text of which is reproduced as Appendix “A”, Ayr proposes to approve and renew the Equity Incentive Plan, the full text of which is set forth in Appendix “B” to this Circular. The Board has unanimously determined that the adoption of the Equity Incentive Plan is in the best interests of the Corporation and has unanimously approved the Equity Incentive Plan. The Board recommends that you vote FOR the Equity Incentive Plan Resolution.

Unless a proxy specifies that the Shares it represents should be voted against the Equity Incentive Plan Resolution, the management appointees named in the accompanying form of proxy and voting instruction form intend to vote FOR the Equity Incentive Plan Resolution.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on the same in accordance with their best judgment of such matters.

COMPENSATION DISCUSSION AND ANALYSIS

Overview and Objectives

An issuer’s “named executive officers” are comprised of its Chief Executive Officer and Chief Financial Officer (or individuals who serve in similar capacities), and up to its three most highly compensated executive officers (other than the Chief Executive Officer and Chief Financial Officer), whose total compensation for the financial year ended December 31, 2021 was, individually, more than C$150,000, as determined in accordance with applicable securities regulations (collectively, the “Named Executive Officers” or “NEOs”). The Named Executive Officers of the Corporation for the financial year ended December 31, 2021 were Jonathan Sandelman as Chairman, Chief Executive Officer and Corporate Secretary, Brad Asher as Chief Financial Officer, Jennifer Drake as Co-Chief Operating Officer, Jason Griffith as Co-Chief Operating Officer, and Jamie Mendola, as Head of Strategy and M&A. The Corporation had no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2021. Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into a management agreement with the Corporation on May 24, 2019 (the “Management Agreement”) to provide consulting and management advisory services to the Corporation. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

The primary objectives of the Corporation’s compensation strategy are (i) to provide fair compensation to the Corporation’s executive officers, in light of their qualifications, experience and duties with the Corporation and compensation received by their industry peers, (ii) to provide incentive to executive officers to sustain and improve corporate performance, and (iii) generally to seek to align the interests of the executive officers and senior employees with those of the Corporation’s securityholders. The strategy is also intended to seek to ensure that the Corporation has in place programs to attract, retain and develop management of a high caliber and provide a process for the orderly succession of management.

The process for determining executive compensation is as follows. Compensation is discussed and awarded by the Board without reference to any specific pre-determined goals, benchmarks, peer groups or other criteria. As the Corporation’s Chief Executive Officer is a member of the Board, executive officers have a degree of input into compensation issues considered by the Board. The primary goal in making specific compensation awards is to reward performance, both individually and at the corporate level, and to provide incentive for future performance.

The Corporation’s executive compensation has two primary components: (i) cash compensation; and (ii) equity-based incentive awards. Each of the Corporation’s Named Executive Officers receive cash compensation, which is determined by the Board. The primary goal in setting cash compensation is to provide sufficient compensation to motivate the recipient to continue with the Corporation. Otherwise, cash compensation is determined primarily on an ad hoc basis for both incumbent executive officers and new hires. The amounts paid to Named Executive Officers for the years ended December 31, 2021, 2020 and 2019 as disclosed in the Summary Compensation Table below, were considered appropriate in meeting the Corporation’s compensation objectives for the year. It is anticipated that the Corporation’s future compensation awards will continue to be influenced by the objectives of the Corporation to reward performance and provide incentive, as set forth in the foregoing. Perquisites and personal benefits are not a significant element of compensation of the NEOs.

Equity-based incentive awards are granted by the Board on an ad hoc basis and are weighted more towards the incentive element of the Corporation’s compensation strategy. The Corporation considers the use of equity-based incentive awards to be significant in attracting, motivating and retaining employees at all levels. The Corporation has adopted a formal equity incentive plan (the “Equity Incentive Plan”) under which specific grants of awards are made. In making specific grants to individuals, a number of factors are considered including, but not limited to (i) the number of awards already held by the individual, (ii) a fair balance between the number of awards held by the individual and the other executives and employees of the Corporation, in light of their respective duties and responsibilities, and (iii) the value of the awards as a component of the individual’s overall compensation package. Total grants are also limited by the number of awards available from time to time under the Equity Incentive Plan and any other security-based compensation arrangements of the Corporation or any of its subsidiaries. Equity-based incentive awards granted to a specific director are not voted on by that director.

Named Executive Officer and Director Compensation

Summary Compensation Table

The following table and notes thereto provide a summary of the compensation paid to the NEOs and directors of the Corporation for the financial years ended December 31, 2021, 2020 and 2019.

Table of Compensation Excluding Equity-Based Incentive Awards

Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Jonathan Sandelman[18] Chairman, Chief Executive Officer and Corporate Secretary	2021	$586,458	$1,200,000	N/A	N/A	N/A	$1,786,458
	2020	$425,000	$425,000	N/A	N/A	N/A	$850,000
	2019	$257,328	N/A	N/A	N/A	N/A	$257,328

Brad Asher Chief Financial Officer	2021	$333,333	$650,000	N/A	N/A	N/A	$983,333
	2020	$250,000	$250,000	N/A	N/A	N/A	$500,000
	2019	$131,113	N/A	N/A	N/A	N/A	$131,113

Jennifer Drake Co-Chief Operating Officer	2021	$432,292	$650,000	N/A	N/A	N/A	$1,082,292
	2020	$375,000	$375,000	N/A	N/A	N/A	$750,000
	2019	$227,055	N/A	N/A	N/A	N/A	$227,055

Jamie Mendola Head of Strategy and M&A	2021	$412,500	$650,000	N/A	N/A	N/A	$1,062,500
	2020	$350,000	$350,000	N/A	N/A	N/A	$700,000
	2019	$211,917	Nil	N/A	N/A	N/A	$211,917

Jason Griffith Co-Chief Operating Officer	2021	$432,292	$650,000	N/A	N/A	N/A	$1,082,292
	2020	$375,000	$375,000	N/A	N/A	N/A	$750,000
	2019	$48,287	N/A	N/A	N/A	N/A	$48,287

Charles Miles Director	2021	N/A	N/A	$108,500	N/A	N/A	$108,500
	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	$35,118	N/A	N/A	$35,118

Chris R. Burggraeve Director	2021	N/A	N/A	$62,500	N/A	N/A	$62,500
	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	$30,274	N/A	N/A	$30,274

Louis F. Karger Director	2021	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

Glenn Isaacson Director	2021	N/A	N/A	$47,388	N/A	N/A	$47,388
	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

William Pfeiffer Director	2021	N/A	N/A	$39,250	N/A	N/A	$39,250
	2020	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A

18 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Equity-Based Incentive Awards

The following table and notes thereto provide a summary of the equity-based incentive awards outstanding for the NEOs and directors of the Corporation for the financial years ended December 31, 2021, 2020 and 2019.

Equity-Based Incentive Awards

Name and position	Year	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)		Closing price of security or underlying security at year end ($)		Expiry date
Jonathan Sandelman[19] Chairman, Chief Executive Officer and Corporate Secretary	2021	RSU (Time-Based)	845,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
		RSU (Performance-Based)	250,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	RSU	850,250	5/24/2019	Nil	C$	24.79	C$	11.72	N/A

Brad Asher Chief Financial Officer	2021	RSU (Time-Based)	640,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2020	RSU	125,000	5/24/2020	Nil	C$	11.75	C$	30.25	N/A
	2019	N/A	Nil	N/A	N/A		N/A		N/A	N/A

Jennifer Drake Co-Chief Operating Officer	2021	RSU (Time-Based)	188,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	RSU	1,700,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A

Jamie Mendola Head of Strategy and M&A	2021	RSU (Time-Based)	640,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	RSU	637,800	5/24/19	Nil	C$	24.79	C$	11.72	N/A

Jason Griffith Co-Chief Operating Officer	2021	RSU (Time-Based)	640,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2021	RSU (Performance-Based)	250,000	12/1/2021	N/A	C$	19.94	C$	19.14	N/A
	2020	RSU	212,600	5/24/2020	Nil	C$	11.75	C$	30.25	N/A
	2019	RSU	212,600	5/24/19	Nil	C$	24.79	C$	11.72	N/A

Charles Miles Director	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$	27.70	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	RSU	2,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A

Chris R. Burggraeve Director	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$	27.70	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	RSU	2,750	5/24/19	Nil	C$	24.79	C$	11.72	N/A

Louis F. Karger Director	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$	27.70	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	N/A	Nil	N/A	N/A		N/A		N/A	N/A

Glenn Isaacson Director	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$	27.70	C$	19.14	N/A
	2020	N/A	Nil	N/A	N/A		N/A		N/A	N/A
	2019	N/A	Nil	N/A	N/A		N/A		N/A	N/A

William Pfeiffer Director	2021	RSU (Time-Based)	6,414	10/15/2021	N/A	C$	27.70	C$	19.14	N/A
	2020	N/A	N/A	Nil	N/A		N/A		N/A	N/A
	2019	N/A	N/A	Nil	N/A		N/A		N/A	N/A

19 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Exercise of Equity-Based Incentive Awards

The following table and notes thereto provides a summary of each exercise by a NEO or director of equity-based incentive awards during the financial year ended December 31, 2021.

Exercise of Equity-Based Incentive Awards by NEOs and Directors

Name and position	Year	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Jonathan Sandelman[20] Chairman, Chief Executive Officer and Corporate Secretary	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Brad Asher Chief Financial Officer	Nil	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jennifer Drake Co-Chief Operating Officer	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jamie Mendola Head of Strategy and M&A	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Jason Griffith Co-Chief Operating Officer	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Charles Miles Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Chris R. Burggraeve Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Louis F. Karger Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Glenn Isaacson Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

William Pfeiffer Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2019	N/A	N/A	N/A	N/A	N/A	N/A	N/A

20 Mr. Sandelman did not receive any additional compensation for his role as a director of the Corporation.

Director Compensation

Independent directors may be compensated by director’s fees in cash if approved by the Board and management of the Corporation. The granting of equity-based incentive awards provides a link between director compensation and the price of the Equity Shares. Equity-based incentive awards may be awarded to independent directors when they are first elected by shareholders or appointed by the Board and periodically thereafter. Mr. Sandelman is not compensated for his membership on the Board.

In making a determination as to whether a grant of equity-based incentive awards is appropriate, and if so, the number of awards that should be granted, the Board as a whole gives consideration to: (i) the number and terms of outstanding equity-based incentive awards held by the director; (ii) current and expected future contributions of the director; (iii) the potential dilution to shareholders and the cost to the Corporation; (iv) general industry standards; and (v) the limits imposed by the terms of the Equity Incentive Plan. The Corporation currently considers the granting of equity-based incentive awards to be the best method of compensating independent directors as it allows the Corporation to reward each director’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury (subject to any required withholding tax payments). Directors are reimbursed for any out-of-pocket travel expenses incurred in order to attend meetings of the Board, committees of the Board or meetings of the Corporation’s securityholders. The Corporation has obtained customary director and officer insurance and has entered into indemnification agreements with its directors pursuant to which the Corporation has agreed to indemnify its directors to the extent permitted by applicable law.

Beginning in October 2021, the Board approved the following compensation program for non-employee directors, with all elements to be paid in quarterly installments:

●	$50,000 annual cash retainer;

●	$100,000 annual award of RSUs vesting on first anniversary of the grant;

●	$50,000 additional annual cash retainer to each member of the audit committee (the “Audit Committee”);

●	$50,000 additional annual cash retainer to each member of the compensation, nominating and corporation governance committee (the “C&CG Committee”);

●	$10,000 additional annual cash retainer to each member of the acquisition committee (the “Acquisition Committee”); and

●	$50,000 additional annual cash retainer to the chair of each of the Audit Committee, the C&CG Committee and the Acquisition Committee.

Long-Term Equity Incentive Awards

The EOEA provides that, subject to the Board’s approval, the executive officer is eligible to receive annual equity-based incentive awards. On December 1, 2021 the executive officers were granted restricted stock units, approved by the C&CG Committee and the Executive Committee of the Board of Directors. The grants included time-vested and performance-based RSU’s. The time-vested RSUs vest in four equal annual installments, subject to continued employment over the four-year period. The performance-based RSU’s are subject to achievement of specific corporate performance goals established by the C&CG and certified by the Board of Directors:

●	Adjusted EBITDA-Vested RSUs – the executive officer will become vested on the date that is 30 days after the Board certifies that the Corporation’s Adjusted EBITDA, as disclosed in the management discussion and analysis portion of the Corporation’s public securities filings, is at least USD $450,000,000 for any four consecutive fiscal quarters (the “Adjusted EBITDA Performance Goal”) during the Corporation’s 2022 through 2025 fiscal year (the “Performance Period”). If the Adjusted EBITDA Performance Goal is not achieved during the Performance Period, the Adjusted EBITDA-Vested RSUs will be forfeited at the end of the Performance Period.

●	Value-Vested RSUs – the executive officer will become vested on the date that is 30 days after the Corporation’s shares are traded, at any time during the Performance Period, at USD $50/share or higher on the principal securities exchange on which the Corporation’s shares are publicly traded (the “Value Performance Goal”). If the Value Performance Goal is not achieved during the Performance Period, the Value-Vested RSUs will be forfeited at the end of the Performance Period.

Equity Incentive Plan

The Equity Incentive Plan received approval from the Corporation’s directors on December 10, 2018, was ratified by the Corporation’s shareholders on March 18, 2019 and was amended and restated on May 2, 2021. All capitalized terms used in this section that are not otherwise defined have the meanings ascribed to them in the Equity Incentive Plan, which is attached as Appendix “B” hereto.

Purpose

The purpose of the Equity Incentive Plan is to enable the Corporation and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of the Corporation, (ii) offer such persons incentives to put forth maximum efforts for the success of the Corporation’s business, (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership, thereby aligning the interests of such persons and the Corporation’s securityholders.

The Equity Incentive Plan permits the grant of (i) nonqualified stock options (“NQSOs”) and incentive stock options (“ISOs”) (collectively, “Options”), (ii) restricted stock units (“RSUs”), (iii) performance compensation awards, and (iv) unrestricted stock bonuses or purchases, which are referred to herein collectively as “Awards”, all as more fully described below.

The Board has the power to manage the Equity Incentive Plan and may delegate such power at its discretion to any other committee of the Board, including the C&CG Committee.

Eligibility

Any non-employee director of the Corporation or any employee, officer, consultant, independent contractor or advisor providing services to the Corporation or any affiliate of the Corporation, or any such person to whom an offer of employment or engagement with the Corporation or any affiliate is extended, are eligible to participate in the Equity Incentive Plan if selected by the Board (the “Participants”). The basis of participation of an individual under the Equity Incentive Plan, and the type and amount of any Award that an individual is be entitled to receive under the Equity Incentive Plan, is be determined by the Board based on its judgment as to the best interests of the Corporation and its securityholders.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan and any other Security Based Compensation Arrangements (as defined in the rules and policies of the Canadian Stock Exchange (the “CSE”) in effect from time to time) shall not exceed 12% of the total number of Fully-Diluted Shares issued and outstanding from time to time. For the purposes hereunder, “Fully-Diluted Shares” means the aggregate Equity Shares and Multiple Voting Shares issued and outstanding, including: (i) the Equity Shares issuable on exchange of the Exchangeable Shares; and (ii) the Equity Shares issuable on exchange of the Warrants (excluding in respect of the cashless exercise feature thereof and provided such Warrants are not determined to be “out of the money” by the Board as at the date of grant of the applicable Award(s)); but shall exclude the Equity Shares issuable pursuant to Awards granted thereunder and pursuant to any restricted Exchangeable Shares (or Equity Shares issuable upon the exchange thereof) awarded by CSAC AcquisitionCo.

To the extent that section 2.25 of National Instrument 45-106 – Prospectus Exemptions applies to an Award or to the issuance of Equity Shares pursuant thereto: (i) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, reserved for issuance under Options granted to (A) any one Related Person (as defined under the Equity Incentive Plan) shall not exceed 5% of the total number of Equity Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant; and (ii) after a grant, the number of Equity Shares, calculated on a fully-diluted basis, issued within any 12 months to (A) any one Related Person and the Associates (as defined under the Equity Incentive Plan) of such Related Person shall not exceed 5% of the total number of Equity Shares that are outstanding at of the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Equity Shares that are outstanding at the time of the grant.

The maximum number of Equity Shares that may be issued under the Equity Incentive Plan to the Corporation’s non-executive directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Corporation’s non-executive directors, as a whole, as compensation within any one-year period, may not exceed 1% of the total number of Fully-Diluted Shares at the time of grant, subject to adjustment in the Equity Incentive Plan. The Board will not grant Options to any one non-executive director in which the aggregate fair market value (determined as of the time the Options are granted) of such Options during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed $100,000, or will not grant Awards in which the aggregate fair market value (determined as of the time the Awards are granted) of the Equity Shares in respect to which the Awards are exercisable by such non-executive director during any calendar year (under the Equity Incentive Plan and all other plans of the Corporation and its affiliates) shall exceed C$150,000.

Any shares subject to an Award under the Equity Incentive Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a Participant shall again be available for Awards under the Equity Incentive Plan. Financial assistance or support agreements may be provided by the Corporation or any related entity to Participants in connection with grants under the Equity Incentive Plan, including full, partial or non-recourse loans if approved by the Board (with interested persons abstaining, if applicable).

In the event of any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Equity Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Equity Shares or other securities of the Corporation, issuance of Warrants or other rights to acquire Equity Shares or other securities of the Corporation, or other similar corporate transaction or event which affects the Equity Shares or unusual or nonrecurring events affecting the Corporation or the financial statements of the Corporation, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, the Board may, subject to any required regulatory or Canadian Securities Exchange approvals, make such adjustment which it deems appropriate in its discretion in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Equity Incentive Plan, to (i) the number and kind of Equity Shares (or other securities or other property) that may thereafter be issued in connection with Awards, (ii) the number and kind of Equity Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price relating to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in the Equity Incentive Plan.

CSAC AcquisitionCo has also established an equity plan through which awards of restricted Exchangeable Shares may be granted to service providers to CSAC AcquisitionCo and their affiliates (the “CSAC AcquisitionCo Plan”). To the extent any awards of restricted Exchangeable Shares are granted by CSAC AcquisitionCo under the CSAC AcquisitionCo Plan or any other such equity plan(s), the number of restricted Exchangeable Shares granted by CSAC AcquisitionCo will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded under a CSAC AcquisitionCo equity plan are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient, any such Exchangeable Shares that are forfeited, cancelled, used or withheld will not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

Awards

Options

The Board is authorized to grant Options to purchase Equity Shares that are either ISOs (meaning they are intended to satisfy the requirements of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”)), or NQSOs (meaning they are not intended to satisfy the requirements of Section 422 of the Code). Options granted under the Equity Incentive Plan are subject to the terms and conditions established by the Board. Options granted under the Equity Incentive Plan are subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Board and specified in the applicable award agreement. The maximum term of an Option granted under the Equity Incentive Plan is ten years from the date of grant (or five years in the case of an ISO granted to a 10% shareholder). Payment in respect of the exercise of an Option may be made in cash or by cheque, by surrender of unrestricted shares (at their fair market value on the date of exercise) or by such other method as the Board may determine to be appropriate.

RSUs

RSUs are granted in reference to a specified number of Equity Shares and entitle the holder to receive, on achievement of specific performance goals established by the Board or after a period of continued service with the Corporation or its affiliates or any combination of the above as set forth in the applicable award agreement, one Equity Share for each such Equity Share covered by the RSU; provided, that the Board may elect to pay cash, or part cash and part Equity Shares in lieu of delivering only Equity Shares. The Board may, in its discretion, accelerate the vesting of RSUs. Unless otherwise provided in the applicable award agreement or as may be determined by the Board upon a Participant’s termination of employment or service with the Corporation, the unvested portion of the RSUs will be forfeited and re-acquired by the Corporation for cancellation at no cost.

Unrestricted Stock Bonuses or Purchases

The Board is authorized to grant unrestricted Equity Shares as consideration for services rendered to the Corporation or an affiliate in the prior calendar year, or may offer a Participant the opportunity to purchase unrestricted Equity Shares for cash consideration equal to the fair market value of the unrestricted Equity Shares.

Dividend Equivalents

The Board is authorized to grant dividend equivalents, under which the holder shall be entitled to receive payments (in cash, Equity Shares, other securities or other property, as determined by the Board) equivalent to the amount of cash dividends paid by the Corporation to holders of Equity Shares with respect to a number of Equity Shares determined by the Board. Subject to the terms of the Equity Incentive Plan and any applicable award agreement, such dividend equivalents may have such terms and conditions as the Board shall determine. Notwithstanding the foregoing, (i) the Board may not grant dividend equivalents to Participants in connection with grants of Options or other Awards, the value of which is based solely on an increase in the value of the Equity Shares after the date of grant of such Award, and (ii) dividend and dividend equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

Restricted Exchangeable Shares

Any restricted Exchangeable Shares awarded under the CSAC AcquisitionCo Plan or any other such equity plan(s) will reduce the number of Equity Shares that may be awarded under the Equity Incentive Plan on a one-for-one basis. If any restricted Exchangeable Shares so awarded are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Equity Shares that are available for Awards under the Equity Incentive Plan.

General

The maximum term of the Awards to be granted under the Equity Incentive Plan is 10 years.

The Board may impose restrictions on the vesting, exercise or payment of an Award as it determines appropriate. Generally, no Awards (other than fully vested and unrestricted Equity Shares issued pursuant to any Award) granted under the Equity Incentive Plan shall be transferable except by will or by the laws of descent and distribution. No Participant shall have any rights as a shareholder with respect to Equity Shares covered by Options or RSUs, unless and until such Awards are settled in Equity Shares.

No Option is exercisable, no Equity Shares may be issued, no certificates, registration statements or electronic positions for Equity Shares may be delivered and no payment may be made under the Equity Incentive Plan except in compliance with all applicable laws and CSE and any other regulatory requirements.

The Board may amend, alter, suspend, discontinue or terminate the Equity Incentive Plan and the Board may amend any outstanding Award at any time; provided that (i) such amendment, alteration, suspension, discontinuation, or termination shall be subject to any applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, including the CSE, and (ii) subject to the following paragraph, no such amendment or termination may materially and adversely alter or impair the Awards then outstanding without the Award holder’s written consent. The Board may, without prior approval of shareholders, correct any defect, supply any omission or reconcile any inconsistency in the Equity Incentive Plan or in any Award or award agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of the Equity Incentive Plan. The Equity Incentive Plan also provides for the issuance of Equity Shares in lieu of bonuses.

In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Equity Shares or other securities of the Corporation or any other similar corporate transaction or event involving the change of control of the Corporation (or if the Corporation shall enter into a written agreement to undergo such a transaction or event), the Board may, in its sole discretion, take such measures or make such adjustments in regards to any securities granted pursuant to the Equity Incentive Plan, as it deems appropriate, as further described in the Equity Incentive Plan. Notwithstanding the foregoing, upon a corporate transaction or event involving the change of control of the Corporation, all securities granted pursuant to the Equity Incentive Plan shall immediately vest.

Awards granted to U.S. persons under the Equity Incentive Plan will not be registered under the U.S. Securities Act of 1933, as amended, and will be issued under an exemption from registration therefrom. Such securities may be subject to transfer restrictions and a holding period imposed by applicable U.S. securities laws.

Tax Withholding

The Corporation may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local and/or foreign payroll, withholding, income or other tax obligations, which are the sole and absolute responsibility of the Participant, are withheld or collected from such Participant.

Employment, Consulting and Management Agreements

The Corporation has entered into employment agreements dated October 15, 2021 (effective as of January 1, 2022), with executive officers of the Corporation including Jonathan Sandelman as Chairman, Chief Executive Officer and Corporate Secretary, Jennifer Drake as Co-Chief Operating Officer, Jason Griffith as Co-Chief Operating Officer, Brad Asher as Chief Financial Officer, and Jamie Mendola as Head of Strategy and M&A (the “EOEA”).  A summary of the EOEA is set forth below.

The initial term of the EOEA aligns with the vesting period of the Corporation’s equity-based incentive awards which is a period of four (4) years, after which the term of employment will automatically renew for successive two (2) year terms, unless either the Corporation or the executive provides notice of non-renewal to the other party at least 90 days prior to the expiration of the then-current term. Under the EOEA, the executive officers are entitled to receive a base salary of $650,000 per year, with the exception of the CEO who is entitled to receive a base salary of $1,200,000 per year. The executive officers are eligible to earn an annual cash bonus based on achievement of target performance goals established by the C&CG Committee, with the target and maximum annual cash bonus opportunities equal to 100% and 200%, respectively.  In the event of a change of control of the Corporation, the executive will be deemed to have earned the maximum annual bonus for each fiscal year during the remainder of the term of employment; provided that the Corporation’s obligation to pay such bonus will terminate immediately upon a termination of the employment by the Corporation for Cause (as defined in the EOEA).

In the event that the executive officer’s employment is terminated due to death or disability (as described in the EOEA), they will be entitled to: (x) any annual bonus earned for the fiscal year in which such termination occurs, prorated for the number of days employed during such fiscal year (the “Prorated Bonus”), and (y) up to 24 months of continued participation in the Corporation’s medical and dental insurance plans (the “Benefit Continuation”). If the Corporation terminates employment for any reason other than for Cause, including as a result of the Corporation’s non-renewal notice (and in any event, not due to his death or disability), then, in addition to the Prorated Bonus and the Benefit Continuation, the executive officer will be entitled to: (i) an amount equal to two times the sum of the base salary and the greater of the current year target bonus amount or the actual bonus amount paid for the full calendar year immediately preceding the calendar year in which such termination occurs; and (ii) immediate vesting in full to all outstanding equity awards (with any performance-based equity awards deemed earned at target performance). The severance benefits described above are subject to execution and non-revocation of a general release of claims, as well as compliance with the restrictive covenants set forth in the EOEA, including certain non-competition and non-solicitation restrictions during employment and for six (6) months thereafter and to certain obligations relating to non-disparagement, confidentiality and intellectual property for an indefinite period.

The Corporation had no consulting agreements with any of its directors or NEOs for the financial year ended December 31, 2021.

Mercer Park, L.P., an affiliate of Mr. Sandelman, entered into the Management Agreement to provide consulting and management advisory services to the Corporation at cost with no additional fees. There were no management fees in Q1 2022 as all management fee services were transferred to wholly-owned subsidiaries of the Corporation. The management fee is paid monthly and varied based on actual costs incurred by Mercer Park, L.P. when providing the Corporation administrative support, management services, office space and utilities. The Management Agreement is a month-to-month arrangement. Each of Jonathan Sandelman, Brad Asher, Jennifer Drake, Jamie Mendola and Jason Griffith were, until January 1, 2022, employed and compensated directly by Mercer Park, L.P. pursuant to the Management Agreement, which compensation was reimbursed by the Corporation. For the year ended December 31, 2021, the Corporation incurred management fees of $11,085,048, inclusive of corporate or centralized expenses, including but not limited to compensation expense, all of which is based on actual cost incurred

Compensation Governance

The Corporation has established the C&CG Committee, the members of which are Charles Miles and Glenn Isaacson. The members of the C&CG Committee are appointed annually by the Board, and each member of the C&CG Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board.

To fulfil its role in overseeing the Corporation’s approach to compensation issues, the C&CG Committee should:

(i)	review and approve corporate goals and objectives relevant to the compensation of the Corporation’s Chief Executive Officer;

(ii)	evaluate the performance of the Corporation’s Chief Executive Officer in light of those corporate goals and objectives, and make recommendations to the Board with respect to the compensation level of the Corporation’s Chief Executive Officer based on its evaluation;

(iii)	review the recommendations to the C&CG Committee of the Corporation’s Chief Executive Officer respecting the appointment, compensation and other terms of employment of the Corporation’s Chief Financial Officer, all senior management reporting directly to the Corporation’s Chief Executive Officer and all other officers appointed by the Board and, if advisable, approve and recommend for Board approval, with or without modifications, any such appointment, compensation and other terms of employment;

(iv)	administer and interpret the Corporation’s Award agreements and its policies respecting the grant of Awards or the sale of securities thereunder, and review and recommend for approval of the Board the grant of Awards thereunder and the terms thereof;

(v)	review the Corporation’s pension and retirement transactions, if any, in light of the overall compensation policies and objectives of the Corporation;

(vi)	review employment agreements, if any, between the Corporation and the Corporation’s Chief Executive Officer, and between the Corporation and executive officers, and amendments to the terms of such agreements shall be subject to review and recommendation by the C&CG Committee and approval by the Board;

(vii)	review management’s policies and practices respecting the Corporation’s compliance with applicable legal prohibitions, disclosure requirements or other requirements on making or arranging for personal loans to senior officers or directors or amending or extending any such existing personal loans or transactions;

(viii)	recommend to the Board for its approval the terms upon which directors shall be compensated, including the Chairman (if applicable) and those acting as committee chairs and committee members;

(ix)	review on a periodic basis the terms of and experience with the Corporation’s executive compensation programs for the purpose of determining if they are properly coordinated and achieving the purpose for which they were designed and administered;

(x)	review executive compensation disclosure before the Corporation publicly discloses such information;

(xi)	submit a report to the Board on human resources matters at least annually; and

(xii)	prepare an annual report for inclusion in the Corporation’s annual management information circular to shareholders respecting the process undertaken by the committee in its review of compensation issues and prepare a recommendation in respect of the compensation of the Corporation’s Chief Executive Officer.

Report of C&CG Committee

Determination of Compensation of Executive Directors

The C&CG Committee believes that much of the Corporation’s success to date and future potential is directly attributable to the efforts, unique skills and experience of Jonathan Sandelman, the Corporation’s Chairman, Chief Executive Officer and Corporate Secretary. The C&CG Committee believes it is essential to the continued success of the Corporation, both over the long and short-term, to retain and appropriately motivate valued executives and has designed their compensation packages accordingly.

As part of its mandate, the C&CG Committee reviewed trends in executive compensation and oversaw compliance with applicable laws. The C&CG Committee reviewed and approved the Chief Executive Officer’s annual corporate goals and individual objectives, assessed his performance in light of his goals and objectives, and recommended his compensation to the independent members of the Board for approval. It also reviewed and approved the compensation structure and evaluation process for other executive officers, assessed their performance and recommended their compensation to the Board for approval.

The C&CG Committee also believes that it is essential to the continued success of the Corporation to retain and properly motivate the other executive officers of the Corporation: Jennifer Drake as Co-Chief Operating Officer, Jason Griffith as Co-Chief Operating Officer, Brad Asher as Chief Financial Officer, and Jamie Mendola as Head of Strategy and M&A.

The C&CG Committee believes that such salaries are comparable to the annual base salaries paid to executives of similar abilities having similar duties in companies comparable in industry, size, complexity and revenues to the Corporation and, accordingly, will be sufficient to retain the Corporation’s executive officers over the short-term.

Compensation of the Chief Executive Director

Mr. Sandelman’s compensation is summarized in the Summary Compensation table set out above. Compensation matters relating to the Chief Executive Officer are approved by the Board on the recommendation of the C&CG Committee.

Mr. Sandelman’s base salary for fiscal 2021 was $586,458. This salary was set at a level necessary to enable the Corporation to retain an executive with the appropriate experience and qualifications to lead the Corporation.

Pension Plan Benefits

The NEOs participate in the Corporation’s 401(k) plan made available to its U.S. employees. The Corporation contributes a matching contribution to participants’ safe harbour matching contribution accounts in an amount equal to: (i) 100% of matched employee contributions that are not in excess of 1% of plan-eligible compensation, plus (ii) 50% of the amount of the matched employee contributions that exceed 1% of plan-eligible compensation but that do not exceed 6% of plan-eligible compensation, subject to the limits imposed by the U.S. Internal Revenue Service. Other than the 401(k) plan, the Corporation does not have any pension plans that provide for payments or benefits at, following or in connection with retirement or provide for retirement or deferred compensation plans for the NEOs or Corporation’s directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under the Canadian Securities Administrators’ National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Corporation is required to disclose certain information relating to its corporate governance practices, as set forth below.

Board

The Corporation currently has five (5) non-executive directors who the Corporation believes to be independent within the meaning of NI 58-101. The five (5) independent directors of the Corporation are Charles Miles, Chris R. Burggraeve, Glenn Isaacson, William Pfeiffer and Joyce Johnson. Each of Jonathan Sandelman, who serves as Chairman, Chief Executive Officer, Director and Corporate Secretary of the Corporation, and Louis Karger, who was formerly a vendor of, and serves as director and the treasurer of Sira, one of the Corporation’s businesses, are not considered to be independent given their current or recent status as executive officers of the Corporation or former vendors of certain of the Corporation’s businesses.

Directorships

The following directors of the Corporation currently serve on the board of directors of other issuers that are reporting issuers (or the equivalent) which are set out below:

Director	Reporting Issuer (Exchange)

Joyce Johnson	NewLake Capital Partners Inc. (OTCMKTS: NLCP)

Joyce Johnson	SportsTek Acquisition Corp. (NASDAQ: SPTK)

Orientation and Continuing Education

Following appointment, new directors of the Corporation are provided with an initial orientation regarding the nature and orientation of the Corporation’s business and the affairs of the Corporation and as to the role of the Board and its committees. As part of such orientation, new directors are provided with historic information, current strategic plans for the Corporation and information summarizing issues relating to the Corporation. New directors are also briefed by the Chief Executive Officer, the Chief Financial Officer and/or the Co-Chief Operating Officers of the Corporation and by the Chair of the committees of the Board to which they are appointed, if any. In addition, the Corporation will make available any documents or personnel as may be requested by a new director in order to assist with the orientation and onboarding to the Board.

Although the Corporation has not adopted formal policies respecting continuing education for Board members, new directors are encouraged to communicate with the Corporation’s management and auditors to keep themselves current with industry trends and developments with management’s assistance, and to attend related industry seminars and visit the Corporation’s operations. In addition, the Board and its committees receive periodic updates from management and external advisors, as applicable, as to new developments in regard to corporate governance, industry trends, changes in legislation and other issues affecting the Corporation.

Ethical Business Conduct

The Board has adopted an insider trading policy (the “Insider Trading Policy”) and a disclosure policy (the “Disclosure Policy”).

The Insider Trading Policy applies to all directors, managers, officers and employees of the Corporation and its subsidiaries, and other person engaged in business of professional activity with or on behalf of the Corporation and its subsidiaries (including consultants, independent contractors and advisors, and family members, spouses or dependent children of such individuals), and seeks to inform such individuals, and reinforce the Corporation’s prohibition against insider trading, tipping, speculating, short-selling, puts and calls. It also outlines restrictions on trading of the Corporation’s securities, including without limitation, during black-out periods to allow for appropriate dissemination of the Corporation’s financial statements, as well as reporting requirements for insiders.

The Disclosure Policy seeks to reinforce the Corporation’s commitment to compliance with the continuous disclosure obligations imposed by applicable Canadian securities law and regulations and the rules of the CSE, with an aim to seeking to ensure that all communications to the investing public about the business and affairs of the Corporation are informative, timely, factual and accurate, and consistent and disseminated in accordance with all applicable legal and regulatory requirements. It also seeks to promote effective communication with securityholders and encourage their participation at general meetings or during investor conference calls. The Disclosure Policy applies to all directors, managers, officers, employees, and contractors of, and consultants to, the Corporation or its subsidiaries, including of Mercer Park L.P., who have access to confidential corporate information of the Corporation, as well as those persons designated from time to time by the Chief Executive Officer to communicate on behalf of the Corporation.

The Board expects its directors, officers and employees to act ethically at all times. Each director of the Corporation must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest. The Corporation’s C&CG Committee is responsible for reviewing investigations and any resolutions of complaints received under any policies of the Corporation on conflicts of interest and ethics and report periodically to the Board thereon.

Further, the Corporation’s businesses are subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of the Corporation’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. The Corporation, through its management and with the assistance of its various advisors, seeks to remain abreast of the evolving environmental rules, regulations and protocols applicable to the Corporation’s businesses in order to ensure that its internal practices and policies are following applicable standards.

Nomination of Directors

The C&CG Committee’s role, in consultation with the Chairman of the Board and the Chief Executive Officer, is to recruit and identify individuals qualified to become new Board members and to recommend to the Board candidates for election as directors and candidates for appointment to Board committees, as set out in the C&CG Committee’s mandate. The Chairman may also consult with the C&CG Committee regarding candidates for nomination or appointment to the Board.

Diversity

Board

The Corporation recognizes the benefits that diversity brings to the Corporation. The Board aims to be comprised of directors who have a range of perspectives, insights and views in relation to the issues affecting the Corporation. This belief in diversity is reflected in the Corporation’s diversity policy (the “Diversity Policy”). The Diversity Policy states that the Board should include individuals from diverse backgrounds, having regard to, among other things, skills, regional and industry experience, professional expertise, personal skills, background, race, gender, status, age, education, nationality, culture, language and geographic background. Accordingly, consideration of whether the diverse attributes highlighted in the Diversity Policy are sufficiently represented on the Board is an important component of the selection process for new Board members.

One (1) of the six (6) proposed directors is female. The Corporation recognizes the value of the contribution of members with diverse attributes on the Board and is committed to ensuring that there is representation of women on the Board. However, the Corporation has not and does not intend to establish a target or adopt specific policies regarding the number of women on the Board. The Corporation believes a target would not be the most effective way of ensuring the Board is comprised of individuals with diverse attributes and backgrounds. The Corporation will, however, evaluate the appropriateness of adopting targets in the future. Selection of additional female candidates to join the Board will be, in part, dependent on the pool of female candidates with the necessary skills, knowledge and experience, and the ultimate decision will be based on merit and the contribution the chosen candidate(s) will bring to the Board.

Management

The Corporation believes that a diversity of backgrounds, opinions and perspectives and a culture of inclusion helps to create a healthy and dynamic workplace, which improves overall business performance. The Corporation recognizes the value of ensuring that the Corporation has leaders who are women. The Corporation has and intends to work to develop its employees internally and provide them with opportunities to advance their careers. The Corporation has developed a strategy and execution plan to work towards increasing the representation of women in leadership roles at all levels of the organization. One of the objectives of this initiative is to ensure that there are highly qualified women within the Corporation available to fill vacancies in executive officer and other leadership positions. In appointing individuals to its leadership team, both at the corporate level and business vertical level, the Corporation weighs a number of factors, including the skills and experience required for the position and the personal attributes of the candidates.

Jennifer Drake is currently the Co-Chief Operating Officer of the Corporation. The Corporation does not intend to establish a target regarding the number of women in executive officer or senior leadership positions. The Corporation believes that the most effective way to achieve its goal of increasing the representation of women in leadership roles at all levels of the organization is to identify high-potential women within the Corporation and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders. The Corporation will, however, evaluate the appropriateness of adopting targets in the future.

Board Committees

The standing committees of Board are the Audit Committee, the C&CG Committee and the Acquisition Committee.

The Audit Committee is authorized and empowered to provide assistance to the Board in fulfilling its responsibility to the Ayr Shareholders, potential shareholders and the investment community, including without limitation, to recommend to the Board the appointment and compensation of the external auditors of the Corporation, to oversee the work and review the qualifications and independence of the external auditors of the Corporation, to review the financial statements of the Corporation and public disclosure documents containing financial information, to pre-approve all non-audit services to be provided by the external auditors of the Corporation and to establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters. The Audit Committee is comprised of Glenn Isaacson, Charles Miles, Chris R. Burggraeve and Joyce Johnson.

The C&CG Committee is authorized and empowered to exercise a wide range of roles in respect of compensation, nomination and corporate governance matters, and its primary mandate includes, without limitation, assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, determining and making recommendations with respect to all forms of compensation to be granted to the Chief Executive Officer of the Corporation, reviewing the Chief Executive Officer’s recommendations respecting compensation of the other senior executives of the Corporation, recommending to the Board candidates for election as directors and candidates for appointment to Board committees and advising the Board on enhancing the Corporation’s corporate governance through a continuing assessment of the Corporation’s approach to corporate governance. The C&CG Committee is comprised of Charles Miles and Glenn Isaacson.

The Acquisition Committee is authorized and empowered to manage and do all things in connection with smaller acquisitions, being acquisitions with an enterprise value less than the greater of 1% of the then market capitalization of Ayr (taking into account all exchangeable shares then issued and all in-the-money warrants then issued) and $10 million (provided that no member of the Acquisition Committee has any material conflict of interest in connection therewith), including authorizing share or debt issuances and/or payment of cash as consideration for such acquisitions and approving the terms of acquisition-related agreements. The Acquisition Committee is comprised of Jonathan Sandelman, Charles Miles and Jennifer Drake.

Assessments

Based upon the Corporation’s size, its current state of development and the number of individuals on the Board, the Board considers a formal process for accessing the effectiveness and contribution of the Board as a whole, its committees or individual directors to be unnecessary at this time. Given that the Board and its committees meet on several occasions each year, each director has regular opportunity to assess the Board as a whole, its committees and other directors in relation to the Board and such director’s assessment of the competencies and skills that the Board and its committees should possess. The Board plans to continue to evaluate its own effectiveness and the effectiveness of its committees and individual directors in such manner for the foreseeable future.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, employees, former directors, former executive officers or former employees of the Corporation or any of its subsidiaries, and none of their respective associates, is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to the Corporation or any of its subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the Corporation or any of its subsidiaries. See “Compensation Discussion and Analysis – Employment, Consulting and Management Agreements”.

Interests of Certain Persons and Companies in Matters to be Acted Upon

No director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other as set forth herein.

Interests of Informed Persons in Material Transactions

No director, proposed director nominee or officer of the Corporation, or any person who has been a director or officer of the Corporation at any time since the beginning of the Corporation’s last fiscal year, nor any associate or affiliate of any such person, has any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries other than as disclosed in this Circular or under “Related Party Transactions and Balances” in the 2021 Financial Statements.

Additional Information

The Corporation’s financial information as at and for the year ended December 31, 2021 is contained in the 2021 Financial Statements and the 2021 MD&A. Additional information about the Corporation, including the 2021 Financial Statements and the 2021 MD&A, is accessible on SEDAR at www.sedar.com under the Corporation’s profile or on the Corporation’s website at www.ayrwellness.com. Ayr Shareholders may, upon request made via email at IR@ayrwellness.com, receive a copy of the 2021 Financial Statements and 2021 MD&A. Ayr Shareholders may also obtain a hard copy of this Circular by following the instructions on the notice of availability of proxy materials sent to their attention.

Approval of Circular

The contents and sending of this Circular have been approved by the Board.

DATED at Miami, Florida on this 26th day of May, 2022.

AYR WELLNESS INC.

“Jonathan Sandelman”

Chairman, Chief Executive Officer and Corporate Secretary

APPENDIX “A”
EQUITY INCENTIVE PLAN RESOLUTION

(See attached)

A-1

EQUITY INCENTIVE PLAN RESOLUTION

of

AYR WELLNESS INC.

(the “Corporation”)

RECITALS:

(a)	The amended and restated equity incentive plan (the “Equity Incentive Plan”) was approved by the board of the directors of the Corporation on May 2, 2021.

(b)	The grants under the Equity Incentive Plan must be approved by the shareholders of the Corporation at this annual general and special meeting of shareholders (this “Meeting”).

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Equity Incentive Plan as set out in Appendix “B” of this management information circular dated May 26, 2022 is hereby approved and renewed, and all unallocated options rights and other entitlements issuable thereunder are hereby approved and authorized.

2.	The Corporation shall have the ability to continue granting options, rights or other entitlements under the Equity Incentive Plan until June 23, 2025, which is the date that is three (3) years from the date of this Meeting whereby shareholder approval is being sought.

3.	Any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution (including, without limitation, the execution and filing of the aforementioned Equity Incentive Plan, and any applications, documents, filings or certificates in connection therewith), the execution of any such application, document, filing or certificate or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.

A-2

Appendix “B”
AYR WELLNESS INC. AMENDED AND RESTATED EQUITY INCENTIVE PLAN

(See attached)

“B-1

AYR WELLNESS INC.
Amended and Restated equity INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: MAY 2, 2021

EFFECTIVE DATE: MAY 2, 2021

Section 1.      Purpose

The purpose of this Plan is to promote the interests of the Company and its shareholders by enabling the Company and its affiliated companies to: (i) attract and retain employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company; (ii) offer such persons incentives to put forth maximum efforts for the success of the Company’s business; and (iii) compensate such persons through various stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders.

Section 2.      Definitions

As used in this Plan, the following terms shall have the meanings set forth below:

(a)            “2019 Plan” means the Equity Incentive Plan of the Company dated May 17, 2019.

(b)            “Affiliate” shall have the meaning ascribed to such term in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators.

(c)            “Associate” when used to indicate a relationship with a person, shall mean (i) an issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling the person to more than 10% of the voting rights attached to outstanding voting securities of the issuer, (ii) any partner of the person, (iii) any trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as trustee or executor or in a similar capacity, or (iv) in the case of an individual, a relative of that individual, if the relative has the same home as that individual, including (A) a spouse of that individual, or (B) a relative of that individual’s spouse.

(d)            “Award” shall mean any Option, Restricted Stock Unit or Unrestricted Stock Bonus granted under this Plan.

(e)            “Award Agreement” shall mean any written agreement, contract or other instrument or document evidencing an Award granted under this Plan (including a document in an electronic medium) executed in accordance with the requirements of Section 10(b).

(f)            “Blackout Period” shall have the meaning ascribed to such term in Section 6(a)(ii).

(g)            “Board” shall mean the board of directors of the Company, in effect from time to time.

(h)            “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time, and any regulations promulgated thereunder.

“B-2

(i)            “Committee” shall mean the Compensation, Nominating and Corporate Governance Committee of the Board or such other committee designated by the Board to administer this Plan, failing which shall mean the Board.

(j)            “Company” shall mean Ayr Wellness Inc., a company continued under the Business Corporations Act (British Columbia), and any successor corporation.

(k)            “CSAC AcquisitionCo” means CSAC Acquisition Inc., a wholly-owned subsidiary of the Company, incorporated under the laws of Nevada.

(l)            “Director” shall mean a member of the Board.

(m)            “Dividend Equivalent” shall mean any right granted under Section 6(c) of this Plan.

(n)            “Effective Date” shall mean the date this Plan is adopted by the Board, as set forth in Section 12.

(o)            “Eligible Person” shall mean any employee, officer, Non-Employee Director, consultant (which, for greater certainty, shall include individuals who provide services pursuant to a management services agreement), independent contractor or advisor providing services to the Company or any Affiliate, or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended; provided that any consultant, independent contractor or advisor shall be a natural person providing bona fide services to the Company or any Affiliate and such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

(p)            “Exchange” means the principal securities exchange on which the Company’s Shares are trading, being the Canadian Stock Exchange as at the date hereof.

(q)            “Exchange Policies” shall mean the rules and policies of the Exchange in effect from time to time.

(r)            “Exchangeable Shares” shall mean the non-voting exchangeable common stock of CSAC AcquisitionCo that are exchangeable for Shares of the Company on a one-for-one basis.

(s)            “Fair Market Value” with respect to one Share as of any date shall mean: (i) if the Shares are listed on a stock exchange, the greater of: (A) the closing price of such Share on the Exchange (or such other stock exchange where the majority of the trading volume and value of the Shares occurs) on the previous trading day, and (B) the VWAP of such Share on the Exchange (or such other stock exchange where the majority of the trading volume and value of the Shares occurs) for the five trading days immediately preceding the relevant date; and (ii) if the Shares are not so listed on a stock exchange, the per share value of one Share, as determined by the Board, or any duly authorized Committee of the Board, in its sole discretion, by applying principles of valuation with respect thereto.

(t)            “Fully-Diluted Shares” shall mean the aggregate Shares and multiple voting shares of the Company issued and outstanding, including: (i) the Shares issuable on exchange of the Exchangeable Shares; (ii) the Shares issuable on exchange of the Warrants (excluding in respect of the cashless exercise feature thereof and provided such Warrants are not determined to be “out of the money” by the Board as at the date of grant of the applicable Award(s)); and (iii) the Shares issuable on conversion of the Rights; but shall exclude the Shares issuable pursuant to Awards granted hereunder and pursuant to any restricted Exchangeable Shares (or Shares issuable upon the exchange thereof) awarded by CSAC AcquisitionCo.

(u)            “Incentive Stock Option” shall mean an option granted under Section 6(a) of this Plan that is intended to meet the requirements of Section 422 of the Code or any successor provision.

(v)            “Non-Employee Director” shall mean a Director who is not also an employee of the Company or any Affiliate.

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(w)            “Non-Qualified Stock Option” shall mean an option granted under Section 6(a) of this Plan that is not intended to be an Incentive Stock Option.

(x)            “Option” shall mean an Incentive Stock Option or a Non-Qualified Stock Option, as applicable, to purchase shares of the Company.

(y)            “Participant” shall mean an Eligible Person designated to be granted an Award under this Plan.

(z)            “Person” shall mean any individual or entity, including a corporation, partnership, limited or unlimited liability company, association, joint venture or trust.

(aa)      “Plan” shall mean this Ayr Wellness Inc. Amended and Restated Equity Incentive Plan, as amended or amended and restated from time to time.

(bb)      “Related Entity” shall mean a person that controls or is controlled by the Company or that is controlled by the same person that controls the Company.

(cc)      “Related Person” shall mean (i) a director or executive officer of the Company or of a Related Entity of the Company; (i) an Associate of a director or executive officer of Company or of a Related Entity of the Company; or (iii) a permitted assign of a director or executive officer of the Company or of a Related Entity of the Company.

(dd)      “Restricted Stock Unit” shall mean any unit granted under Section 6(b) of this Plan evidencing the right to receive a Share (or a cash payment equal to the Fair Market Value of a Share) at some future date, provided that in the case of Participants who are liable to taxation under the Tax Act in respect of amounts payable under this Plan, that such date shall not be later than December 31 of the third calendar year following the year services were performed in respect of the corresponding Restricted Stock Unit awarded.

(ee)      “Rights” shall mean the rights of the Company, each of which became exercisable for one-tenth (1/10) of one Share upon the closing of the Company’s qualifying transaction.

(ff)      “Section 409A” shall mean Section 409A of the Code, or any successor provision, and applicable Treasury Regulations and other applicable guidance thereunder.

(gg)      “Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

(hh)      “Security Based Compensation Arrangements” shall have the meaning ascribed to such term (or equivalent term) in the Exchange Policies.

(ii)            “Share” or “Shares” shall mean, collectively, the subordinate voting shares, restricted voting shares and/or limited voting shares of the Company (or such other securities or property as may become subject to Awards pursuant to an adjustment made under Section 4(b) of this Plan).

(jj)      “Specified Employee” shall mean a specified employee as defined in Section 409A(a)(2)(B) of the Code or applicable proposed or final regulations under Section 409A, determined in accordance with procedures established by the Company and applied uniformly with respect to all plans maintained by the Company that are subject to Section 409A.

(kk)      “Tax Act” shall mean the Income Tax Act (Canada), as amended from time to time, including regulations thereunder.

(ll)      “U.S. Award Holder” shall mean any holder of an Award who is a “U.S. person” (as defined in Rule 902(k) of Regulation S under the Securities Act) or who is holding or exercising Awards in the United States.

(mm)      “United States” shall mean the United States of America, its territories and possession, any State of the United States, and the District of Columbia.

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(nn)      “Unrestricted Stock Bonus” shall mean an issue of Shares in consideration of past services, or an issue of Shares in exchange for cash consideration at the Fair Market Value thereof (with the cash consideration representing up to the after-withholding tax value of a cash bonus paid).

(oo)            “VWAP” shall mean the volume weighted average trading price of the Shares, calculated by dividing the total value by the total volume of securities traded for the relevant period.

(pp)      “Warrants” shall mean the share purchase warrants of the Company, each of which entitle the holder thereof to purchase one Share at a price of C$11.50.

Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to “$” or “US$” are to United States dollars. References to “C$” are to Canadian dollars.

Section 3.      Administration

(a)            Power and Authority of the Board. The Plan shall be administered by the Board, and the Board shall have the power to manage this Plan and may delegate such power at its discretion to any committee of the Company, including the Committee. All references hereinafter to the “Committee” shall mean the Committee, as delegated to by the Board, if applicable, failing which shall mean the Board. Subject to the express provisions of this Plan and to applicable law, the Committee shall have full power and authority to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant under this Plan; (iii) determine the number of Shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each Award; (iv) determine the terms and conditions of any Award or Award Agreement, including any terms relating to the forfeiture of any Award and the forfeiture, recapture or disgorgement of any cash, Shares or other amounts payable with respect to any Award; (v) amend the terms and conditions of any Award or Award Agreement, subject to the limitations under Section 7; (vi) accelerate the exercisability of any Award or the lapse of any restrictions relating to any Award, subject to the limitations in Section 7, (vii) determine whether, to what extent and under what circumstances Awards may be exercised in cash, Shares, other securities or other property (excluding promissory notes), or canceled, forfeited or suspended, subject to the limitations in Section 7; (viii) determine whether, to what extent and under what circumstances amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the holder thereof or the Committee, subject to the requirements of Section 409A; (ix)  interpret and administer this Plan and any instrument or agreement, including an Award Agreement, relating to this Plan; (x) establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of this Plan; (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan; and (xii) adopt such modifications, rules, procedures and subplans as may be necessary or desirable to comply with provisions of the laws of the jurisdictions in which the Company or an Affiliate may operate, including, without limitation, establishing any special rules for Affiliates, Eligible Persons or Participants located in any particular country, in order to meet the objectives of this Plan and to ensure the viability of the intended benefits of Awards granted to Participants located in non-United States jurisdictions. Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award or Award Agreement shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon any Participant, any holder or beneficiary of any Award or Award Agreement, and any employee of the Company or any Affiliate.

(b)            Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority in such a manner as would cause this Plan not to comply with applicable Exchange Policies or applicable law.

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(c)            Power and Authority of the Committee. Notwithstanding anything to the contrary contained herein, (i) the Committee may, at any time and from time to time, without any further action of the Board, exercise the powers and duties of the Board under this Plan, unless the exercise of such powers and duties by the Committee would cause this Plan not to comply with the requirements of all applicable securities rules and Exchange Policies and (ii) only the Board (or a committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable stock exchange on which the Shares are then listed) may grant Awards to Directors who are not also employees of the Company or an Affiliate.

(d)            Indemnification. To the full extent permitted by law, (i) no member of the Board, the Committee or any person to whom the Committee delegates authority under this Plan shall be liable for any action or determination taken or made in good faith with respect to this Plan or any Award made under this Plan, and (ii) the members of the Board, the Committee and each person to whom the Committee delegates authority under this Plan shall be entitled to indemnification by the Company with regard to such actions and determinations. The provisions of this paragraph shall be in addition to such other rights of indemnification as a member of the Board, the Committee or any other person may have by virtue of such person’s position with the Company.

Section 4.	Shares Reserved for Awards

(a)	Shares Reserved.

(i)	Subject to Section 4(b), the securities that may be acquired by Participants under this Plan will consist of (A) authorized but unissued Shares; or (B) issued and outstanding Shares held by the Company for its own account to the extent permitted by applicable law.

(ii)	The Company will at all times during the term of this Plan ensure that it is authorized to issue such number of Shares as are sufficient to satisfy the requirements of this Plan.

(iii)	Subject to adjustment as provided in Section 4(b) of this Plan, the maximum aggregate number of Shares issuable under this Plan and under all other Security Based Compensation Arrangements shall not exceed 12% of the total number of Fully Diluted Shares issued and outstanding from time to time. This Plan is considered an “evergreen” plan, since (i) any Shares subject to an Award which has been exercised or settled in cash by a Participant or for any reason is cancelled or terminated without having been exercised or settled in Shares will again be available for grants under this Plan, and (ii) the number of Awards available to grant will increase as the number of issued and outstanding Shares increases from time to time.

(iv)	For the purposes of Section 4(a)(iii), in the event that the Company cancels or purchases to cancel any of its issued and outstanding Shares (“Cancellation”) and as a result of such Cancellation, the Company exceeds the limit set out in Section 4(a)(iii), no approval of the Company’s shareholders will be required for the issuance of Shares on the exercise or settlement of any Awards which were granted prior to such Cancellation.

(v)	For greater certainty, Awards that do not entitle the holder thereof to receive or purchase Shares shall not be counted against the aggregate number of Shares available for Awards under this Plan.

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(vi)	Shares issued under Awards granted in substitution for awards previously granted by an entity that is acquired by or merged with the Company or an Affiliate shall not be counted against the aggregate number of Shares available for Awards under this Plan.

(b)            Adjustments. In the event that any dividend (other than a regular cash dividend) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, forward stock split, reverse stock split, reorganization, plan of arrangement, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company or other similar corporate transaction or event which affects the Shares, or unusual or nonrecurring events affecting the Company or the financial statements of the Company, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or stock exchange or inter-dealer quotation, accounting principles or law, such that an adjustment is considered by the Committee to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Committee may, in such manner as it may deem equitable, subject to any required regulatory or Exchange approvals, adjust any or all of (i) the number and kind of Shares (or other securities or other property) that thereafter may be made the subject of Awards, (ii) the number and kind of Shares (or other securities or other property) subject to outstanding Awards, (iii) the purchase price or exercise price with respect to any Award or, if deemed appropriate, make provision for a cash payment with respect to any outstanding Award, and/or (iv) any share limit set forth in this Plan; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number. Such adjustment shall be made by the Committee or the Board, whose determination in that respect shall be final, binding and conclusive.

(c)            Additional Award Limitations.

(i)	From and after the Effective Date and subject to Section 4(b), to the extent that s. 2.25 of National Instrument 45-106 – Prospectus Exemptions applies to an Award or to the issuance of Shares pursuant thereto: (X) after a grant, the number of Shares, calculated on a fully-diluted basis, reserved for issuance under Options granted to (A) any one Related Person shall not exceed 5% of the total number of Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Shares that are outstanding at the time of the grant; and (Y) after a grant, the number of Shares, calculated on a fully-diluted basis, issued within any 12 months to (A) any one Related Person and the Associates of such Related Person shall not exceed 5% of the total number of Shares that are outstanding at the time of the grant, or (B) Related Persons shall not exceed 10% of the total number of Shares that are outstanding at the time of the grant.

(ii)	The maximum number of Shares that may be issued under this Plan to the Company’s Non-Employee Directors, as a whole, or the number of securities that may be issuable on exercise of the Awards granted to the Company’s Non-Employee Directors, as a whole, as compensation within any one-year period, shall not exceed 1% of the total number of Fully-Diluted Shares, in aggregate, at the time of grant, subject to adjustment pursuant to Section 4(b). The Board shall not (i) grant Options to any one Non-Employee Director in which the aggregate Fair Market Value of the Shares underlying such Options during any calendar year (and including any awards under any equity compensation program of CSAC AcquisitionCo or its Affiliates) shall exceed US$100,000, or (ii) grant Awards in which the aggregate Fair Market Value of the Shares in respect to which the Awards are exercisable by such Non-Employee Director during any calendar year (and including any awards under any equity compensation program of CSAC AcquisitionCo or its Affiliates) shall exceed C$150,000, and in each case of (i) and (ii), measured as at the date of grant.

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(d)            Restricted Exchangeable Shares. If, during the term of this Plan, CSAC AcquisitionCo grants awards of restricted Exchangeable Shares to Persons who are Eligible Persons under this Plan, any restricted Exchangeable Shares awarded by CSAC AcquisitionCo will reduce the number of Shares that may be awarded under this Plan on a one-for-one basis. If any restricted Exchangeable Shares awarded by CSAC AcquisitionCo are forfeited, cancelled, or are used or withheld to satisfy tax withholding obligations of an award recipient thereunder, any such restricted Exchangeable Shares that are forfeited, cancelled, used or withheld will thereafter not be treated as reducing the number of Shares that are available for Awards under this Plan.

(e)            Financial Assistance. The Company or any Affiliate or Related Entity may provide financial assistance to, or enter into support agreements with, Participants in connection with grants under this Plan, including without limitation, full, partial or non-recourse loans (to the extent permitted by applicable laws), provided approval of the disinterested members of the Board is obtained.

Section 5.      Eligibility

Any Eligible Person shall be eligible to be designated as a Participant. In determining which Eligible Persons shall receive an Award and the terms of any Award, the Committee may take into account the nature of the services rendered by the respective Eligible Persons, their present and potential contributions to the success of the Company and/or such other factors as the Committee, in its discretion, shall deem relevant. Notwithstanding the foregoing,

(i)	an Incentive Stock Option may only be awarded to an employee of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code); and

(ii)	in the case of an Eligible Person who is subject to United States income tax, a Non-Qualified Stock Option may only be awarded to such Eligible Person to the extent the Eligible Person performs direct services to (A) the Company or any corporation (other than the Company), in an unbroken chain of corporations beginning with the Company, in which each of the corporations other than the last corporation in the unbroken chain owns, directly or indirectly, stock representing at least 50% of the voting power of all classes of stock entitled to vote or at least 50% of the value of all classes of stock in one of the other corporations in such chain, or (B) to an entity that otherwise qualifies as an eligible issuer of service recipient stock pursuant to United States Treasury Regulation Section 1.409A-1(b)(5)(iii)(E)(1).

Receipt of Awards by a Participant is subject to the grant being voluntary within the meaning of section 2.23(2) of National Instrument 45-106 – Prospectus Exemptions, to the extent applicable.

Section 6.      Awards

(a)            Options. The Committee is hereby authorized to grant Options to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of this Plan, as the Committee shall determine:

(i)	Exercise Price. The purchase price per Share purchasable under an Option shall be determined by the Committee and shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; provided, however, that, to the extent permitted under Section 409A and Section 424 of the Code, as applicable, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

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(ii)	Option Term. The term of each Option shall be fixed by the Committee at the date of grant but shall not be longer than ten (10) years from the date of grant. Notwithstanding the foregoing, in the event that the expiry date of an Option falls within a trading blackout period imposed by the Company (a “Blackout Period”), and neither the Company nor the individual in possession of the Options is subject to a cease trade order in respect of the Company’s securities, then the expiry date of such Option shall be automatically extended to the 10th business day following the end of the Blackout Period, provided that the extension contemplated by this paragraph (ii) shall not apply to Incentive Stock Options.

(iii)	Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part and the method or methods by which, and the form or forms, including, subject to applicable law, but not limited to, cash, check, or surrender of other securities or other property, or any combination thereof, having a Fair Market Value on the exercise date equal to the applicable exercise price, in which payment of the exercise price with respect thereto may be made or deemed to have been made.

(A)	Promissory Notes. Notwithstanding the foregoing, the Committee may not permit payment of the exercise price, either in whole or in part, with a promissory note.

(B)	Net Exercises. The Committee may, in its discretion, permit an Option to be exercised by delivering to the Participant a number of Shares having an aggregate Fair Market Value (determined as of the date of exercise) equal to the excess, if positive, of the Fair Market Value of the Shares underlying the Option being exercised on the date of exercise, over the exercise price of the Option for such Shares.

(iv)	Options Subject to Targets. Options may be made subject to the achievement by the Company of specified performance targets, such that such Options will only be exercisable if such targets are met.

(v)	Incentive Stock Options. Unless an Award Agreement specifies that an Option is intended to be an Incentive Stock Option, the Option will be a Non-Qualified Stock Option. The Company makes no assurances that an Option that it designates as an Incentive Stock Option will meet all requirements for qualification under Section 422 of the Code, and neither the Company, nor its officers, directors or employees, shall have any liability to the Participant if the Option does not qualify as an Incentive Stock Option under Section 422 of the Code. If an Award Agreement specifies that an Option is intended to be an Incentive Stock Option, the following additional provisions shall apply:

(A)	To the extent that the aggregate Fair Market Value (determined at the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Non-Qualified Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

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(B)	The Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns (within the meaning of Sections 422 and 424 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code), shall not be exercisable after the expiration of five (5) years from the date such Incentive Stock Option is granted.

(C)	The purchase price per Share for an Incentive Stock Option shall be not less than 100% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a Participant who, at the time such Option is granted, owns (within the meaning of Section 422 and 424 of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any “Parent Corporation” or “Subsidiary Corporation” of the Company (in each case, within the meaning of Section 424 of the Code), the purchase price per Share purchasable under an Incentive Stock Option shall be not less than 110% of the Fair Market Value of a Share on the date of grant of the Incentive Stock Option.

(D)	An Incentive Stock Option will not be transferable by a Participant other than by will or the laws of descent and distribution and, during the Participant’s lifetime, may only be exercised by the Participant.

(E)	Any Incentive Stock Option authorized under this Plan shall contain such other provisions as the Committee shall deem advisable, but shall in all events be consistent with and contain all provisions required in order to qualify the Option as an Incentive Stock Option.

(F)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date this Plan is adopted by the Board, and (ii) the date on which this Plan is approved by shareholders of the Company.

(G)	In order to retain status as an Incentive Stock Option, an Incentive Stock Option must be exercised within three (3) months following the date the optionee ceases to be an employee, except in the case of death or Disability as defined under Section 22(e) of the Code. Any Incentive Stock Option that is not exercised within the time periods required under Section 422 of the Code, with automatically be deemed to be a Non-Qualified Stock Option (to the extent it would otherwise remain exercisable according to its terms).

(H)	In the event this Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve (12) months before or after this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan automatically will be deemed to be a Non-Qualified Stock Option.

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(b)            Restricted Stock Units. The Committee is hereby authorized to grant an Award of Restricted Stock Units to Eligible Persons with the following terms and conditions and with such additional terms and conditions not inconsistent with the provisions of this Plan as the Committee shall determine:

(i)	Restrictions. Restricted Stock Units shall be subject to such restrictions as the Committee may impose (including, without limitation, any limitation on the right to receive any dividend, Dividend Equivalents, or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Committee may deem appropriate. Notwithstanding the foregoing, rights to dividend or Dividend Equivalent payments shall be subject to the limitations described in Section 6(c).

(ii)	Issuance and Delivery of Shares. In the case of Restricted Stock Units, no Shares shall be issued at the time such Awards are granted. Upon the lapse or waiver of restrictions and the restricted period relating to Restricted Stock Units evidencing the right to receive Shares, one Share for each such Share covered by the Restricted Stock Unit shall be issued and delivered to the holder of the Restricted Stock Units; provided, that the Committee may elect to pay cash, or part cash and part Shares in lieu of delivering only Shares.

(iii)	Acceleration of Vesting. The Committee may, in its discretion, accelerate the vesting, all or in part, of the Restricted Stock Units.

(iv)	Forfeiture. Except as otherwise determined by the Committee or as provided in an Award Agreement, upon a Participant’s termination of employment or service or resignation or removal as a Director (in either case, as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock Units held by such Participant that, at such time, remain subject to restrictions, shall be forfeited and re-acquired by the Company for cancellation at no cost to the Company; provided, however, that the Committee may waive in whole or in part any or all remaining restrictions with respect to Restricted Stock Units.

(v)	Performance Targets. Restricted Stock Units may be made subject to the achievement by the Company of specified performance targets established by the Board or after a period of continued service with the Company or its Affiliates or any combination of the above, as set forth in the applicable Award Agreement, such that such Restricted Stock Units will only become vested if such targets or periods are met (or waived at the discretion of the Committee).

(c)            Dividend Equivalents. The Committee is hereby authorized to grant Dividend Equivalents to Eligible Persons under which the Participant shall be entitled to receive payments (in cash, Shares, other securities or other property, as determined in the discretion of the Committee) equivalent to the amount of cash dividends paid by the Company to holders of Shares with respect to a number of Shares determined by the Committee. Subject to the terms of this Plan and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Committee shall determine. Notwithstanding the foregoing, (i) the Committee may not grant Dividend Equivalents to Eligible Persons in connection with grants of Options or other Awards the value of which is based solely on an increase in the value of the Shares after the date of grant of such Award, and (ii) dividend and Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed.

(d)            Unrestricted Stock Bonuses. The Committee is hereby authorized to grant an Award of Unrestricted Stock Bonuses to Eligible Persons under which the Participant shall be entitled to receive fully paid and non-assessable Shares as consideration for services rendered to the Company or an Affiliate in the prior calendar year, or may purchase fully paid and non-assessable Shares for cash consideration at the Fair Market Value thereof (with the cash consideration representing up to the after-withholding tax value of a cash bonus paid). Subject to the terms of this Plan and any applicable Award Agreement, such Unrestricted Stock Bonuses may have such terms and conditions as the Committee shall determine.

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(e)            General

(i)	Consideration for Awards. Awards may be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or required by applicable law or the Exchange Policies.

(ii)	Limits on Transfer of Awards. Except as otherwise provided by the Committee in its discretion and subject to such additional terms and conditions as it determines, no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against the Company or any Affiliate. Where the Committee does permit the transfer of an Award other than a fully vested and unrestricted Share, such permitted transfer shall be for no value and in accordance with all applicable law and Exchange Policies. The Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death.

(iii)	Restrictions; Exchange Listing. All Shares or other securities delivered under this Plan pursuant to any Award or the exercise thereof shall be subject to such restrictions as the Committee may deem advisable under this Plan, applicable laws and Exchange Policies, and the Committee may cause appropriate entries to be made with respect to, or legends to be placed on the certificates or direct registration statements or electronic positions, as applicable, for, such Shares or other securities to reflect such restrictions. The Company shall not be required to deliver any Shares or other securities covered by an Award unless and until the requirements of any securities or other laws, rules or regulations (including the Exchange Policies) as may be determined by the Company to be applicable are satisfied.

(iv)	Prohibition on Option Repricing. Except as provided in Section 4(b) hereof, the Committee may not, without prior approval of the Company’s shareholders and applicable stock exchange approval, seek to effect any repricing of any previously granted, “out-of-the money” Option by: (i) amending or modifying the terms of the Option to lower the exercise price; (ii) canceling the out-of-the money Option and granting either (A) replacement Options having a lower exercise price; or (B) Restricted Stock Units in exchange; or (iii) cancelling or repurchasing the out-of-the money Option for cash or other securities. An Option will be deemed to be “out-of-the money” at any time when the Fair Market Value of the Shares covered by such Award is less than the exercise price of the Award.

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(v)	Section 409A Provisions. Notwithstanding anything in this Plan or any Award Agreement to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Participant under Section 409A and applicable guidance thereunder (“Deferred Compensation”) is otherwise payable or distributable to a Participant under this Plan or any Award Agreement solely by reason of the occurrence of a change in control or due to the Participant’s disability or “separation from service” (as such term is defined under Section 409A), such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability, or separation from service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise. Any payment or distribution that is Deferred Compensation that otherwise would be made to a Participant who is a Specified Employee (as determined by the Committee in good faith) on account of separation from service may not be made before the date which is six months after the date of the Specified Employee’s separation from service (or if earlier, upon the Specified Employee’s death) unless the payment or distribution is exempt from the application of Section 409A by reason of the short-term deferral exemption or otherwise.

(vi)	Acceleration of Vesting. Upon a change of control event (as described in Section 7(b)), all securities (namely the Shares or Options) granted pursuant to this Plan shall immediately vest.

Section 7.      Amendment and Termination; Corrections

(a)            Amendments to this Plan and Awards. The Board may from time to time amend, suspend, discontinue or terminate this Plan, and the Committee may amend the terms of any previously granted Award at any time, provided that, except as contemplated herein (i) no amendment, alteration, suspension, discontinuation or termination may (except as expressly provided in this Plan) materially and adversely alter or impair the terms or conditions of the Award previously granted to a Participant under this Plan without the written consent of the Participant or holder thereof; and (ii) any amendment, alteration, suspension, discontinuation or termination is subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from the governmental entity or stock exchange, and any such amendment, alteration, suspension, discontinuation or termination of an Award shall be in compliance with the Exchange Policies. For greater certainty and notwithstanding the foregoing, the Board may amend, suspend, terminate or discontinue this Plan, and the Committee may amend or alter any previously granted Award, as applicable, without obtaining the approval of shareholders of the Company, in order to:

(i)	amend the eligibility for, and limitations or conditions imposed upon, participation in this Plan, except that any amendment to this Plan to change the class or classes of Persons eligible to be awarded Incentive Stock Options will be submitted for shareholder approval to the extent required by Code Section 422;

(ii)	amend any terms relating to the granting or exercise of Awards, including but not limited to terms relating to the amount and payment of the exercise price, or the vesting, expiry, assignment or adjustment of Awards, or otherwise waive any conditions of or rights of the Company under any outstanding Award, prospectively or retroactively;

(iii)	make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or the Exchange, including the Exchange Policies (including amendments to Awards necessary or desirable to avoid any adverse tax results under Section 409A), and no action taken to comply shall be deemed to impair or otherwise adversely alter or impair the rights of any holder of an Award or beneficiary thereof; or

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(iv)	amend any terms relating to the administration of this Plan, including the terms of any administrative guidelines or other rules related to this Plan.

Notwithstanding the foregoing and for greater certainty, prior approval of the shareholders of the Company shall be required for any amendment to this Plan or an Award that would require shareholder approval under the rules or regulations of the Exchange that is applicable to the Company or:

(v)	increase the shares authorized under this Plan as specified in Section 4 of this Plan;

(vi)	permit repricing of Options, which is currently prohibited by Section 6(e)(iii) of this Plan;

(vii)	permit the award of Options at a price less than 100% of the Fair Market Value of a Share on the date of grant of such Option, contrary to the provisions of Section 6(a)(i) of this Plan;

(viii)	permit Options to be transferable other than as provided in Section 6(e)(i);

(ix)	amend this Section 7(a); or

(x)	increase the maximum term permitted for Options, as specified in Section 6(a), other than under Section 6(a)(ii), or extend the terms of any Options beyond their original expiry date.

(b)            Corporate Transactions. In the event of any reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, plan of arrangement, take-over bid or tender offer, repurchase or exchange of Shares or other securities of the Company or any other similar corporate transaction or event involving the change of control of the Company (or if the Company shall enter into a written agreement to undergo such a transaction or event), the Committee or the Board may, in its sole discretion, provide for any of the following to be effective upon the consummation of the event (or effective immediately prior to the consummation of the event, provided that the consummation of the event subsequently occurs), and no action taken under this Section 7(b) shall be deemed to impair or otherwise adversely alter the rights of any holder of an Award or beneficiary thereof:

(i)	either (A) termination of the Award, whether or not vested, in exchange for an amount of cash and/or other property, if any, equal to the amount that would have been attained upon the exercise of the vested portion of the Award or realization of the Participant’s vested rights (and, for the avoidance of doubt, if, as of the date of the occurrence of the transaction or event described in this Section 7(b)(i)(A), the Committee or the Board determines in good faith that no amount would have been attained upon the exercise of the Award or realization of the Participant’s rights, then the Award may be terminated by the Company without any payment) or (B) the replacement of the Award with other rights or property selected by the Committee or the Board, in its sole discretion;

(ii)	that the Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares or property and prices;

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(iii)	that, subject to Section 6(e)(v), the Award shall be exercisable or payable or fully vested with respect to all Shares covered thereby, notwithstanding anything to the contrary in the applicable Award Agreement; or

(iv)	that the Award cannot vest, be exercised or become payable after a date certain in the future, which may be the effective date of the event.

For greater certainty, a change of control event shall not include: (i) the conversion of multiple voting shares of the Company into Shares, (ii) the exchange of the Exchangeable Shares or other exchangeable shares of a subsidiary of the Company into Shares, or (iii) the exchange or conversion of other securities that are exchangeable or convertible, as applicable, into Shares or multiple voting shares of the Company.

(c)            Correction of Defects, Omissions and Inconsistencies. The Committee may, without prior approval of the shareholders of the Company, correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it shall deem desirable to implement or maintain the effectiveness of this Plan.

Section 8.      Income Tax Withholding

In order to comply with all applicable federal, state, provincial, local and/or foreign income tax laws or regulations, the Company may take such action as it deems appropriate to ensure that all applicable federal, state, provincial, local or foreign payroll, withholding, income or other taxes, which are the sole and absolute responsibility of a Participant, are withheld or collected from such Participant. Without limiting the foregoing, in order to assist a Participant in paying all or a portion of the applicable taxes to be withheld or collected upon exercise or receipt of (or the lapse of restrictions relating to) an Award, the Committee, in its discretion and subject to such additional terms and conditions as it may adopt, may permit the Participant to satisfy such tax obligation by (a) electing to have the Company withhold a portion of the Shares otherwise to be delivered upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes (subject to any applicable limitations to avoid adverse accounting treatment) or (b) delivering to the Company Shares other than Shares issuable upon exercise or receipt of (or the lapse of restrictions relating to) such Award with a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

Section 9.      Securities Laws

If the Awards and the securities which may be acquired pursuant to the exercise of the Awards have not been registered under the Securities Act or under any securities law of any state of the United States, the Awards may not be exercised in the United States unless an exemption from the registration requirements of the Securities Act is available. Any Awards or Shares issued to a Participant in the United States that have not be registered under the Securities Act will be deemed “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act) and shall be certificated and affixed with an applicable restrictive legend as set forth in the Award Agreement. The Awards may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the Securities Act and the securities laws of all applicable states or available exemptions therefrom. Each U.S. Award Holder or anyone who becomes a U.S. Award Holder, who is granted an Award in the United States, who is a resident of the United States or who is otherwise subject to the Securities Act or the securities laws of any state of the United States will be required to complete an Award Agreement which sets out the applicable United States restrictions.

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Section 10.      General Provisions

(a)            No Rights to Awards. No Eligible Person, Participant or other Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Eligible Persons, Participants or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to any Participant or with respect to different Participants.

(b)            Award Agreements. No Participant shall have rights under an Award granted to such Participant unless and until an Award Agreement shall have been signed by the Participant (if requested by the Company), or until such Award Agreement is delivered and accepted through an electronic medium in accordance with procedures established and accepted by the Company. An Award Agreement need not be signed by a representative of the Company unless required by the Committee. Each Award Agreement shall be subject to the applicable terms and conditions of this Plan and any other terms and conditions (not inconsistent with this Plan) determined by the Committee.

(c)            Availability of Information. At least annually, copies of the Company’s balance sheet and income statement for the just completed fiscal year shall be made available (including by way of filing on SEDAR), to each Participant and purchaser of shares upon the exercise of an Award upon written request; provided, however, that this requirement shall not apply if all offers and sales of securities pursuant to this Plan comply with all applicable conditions of Rule 701 under the Securities Act; provided that for purposes of determining such compliance, any registered domestic partner shall be considered a “family member” as that term is defined in Rule 701 of the Securities Act. The Company shall not be required to make such information available to key persons whose duties in connection with the Company assure them access to equivalent information.

(d)            Plan Provisions Control. In the event that any provision of an Award Agreement conflicts with or is inconsistent in any respect with the terms of this Plan as set forth herein or subsequently amended, the terms of this Plan shall control.

(e)            No Rights of Shareholders. Except with respect to Shares issued under Awards (and subject to such conditions as the Committee may impose on such Awards pursuant to Section 6(b)(i) or Section 6(c)), neither a Participant nor the Participant’s legal representative shall be, or have any of the rights and privileges of, a shareholder of the Company with respect to any Shares issuable upon the exercise or payment of any Award, in whole or in part, unless and until such Shares have been issued.

(f)            No Limit on Other Compensation Arrangements. Nothing contained in this Plan shall prevent the Company or any Affiliate from adopting or continuing in effect other or additional compensation plans or arrangements, and such plans or arrangements may be either generally applicable or applicable only in specific cases.

(g)            No Right to Employment. The grant of an Award shall not be construed as giving a Participant the right to be retained as an employee of the Company or any Affiliate, nor will it affect in any way the right of the Company or an Affiliate to terminate a Participant’s employment at any time, with or without cause, in accordance with applicable law. In addition, the Company or an Affiliate may at any time dismiss a Participant from employment free from any liability or any claim under this Plan or any Award, unless otherwise expressly provided in this Plan or in any Award Agreement. Nothing in this Plan shall confer on any person any legal or equitable right against the Company or any Affiliate, directly or indirectly, or give rise to any cause of action at law or in equity against the Company or an Affiliate. Under no circumstances shall any person ceasing to be an employee of the Company or any Affiliate be entitled to any compensation for any loss of any right or benefit under this Plan which such employee might otherwise have enjoyed but for termination of employment, whether such compensation is claimed by way of damages for wrongful or unfair dismissal, breach of contract or otherwise. By participating in this Plan, each Participant shall be deemed to have accepted all the conditions of this Plan and the terms and conditions of any rules and regulations adopted by the Committee and shall be fully bound thereby.

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(h)            Governing Law. The Plan, including the validity, construction and effect of this Plan or any Award, and any rules and regulations relating to this Plan or any Award, shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, but references to such laws shall not, by conflict of laws, rules or otherwise require application of the law of any jurisdiction other than the Province of British Columbia and the parties hereby further irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia in respect of any matter arising hereunder.

(i)            Severability. If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify this Plan or any Award under any law or the Exchange Rules deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws or the Exchange Rules, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction or Award, and the remainder of this Plan or any such Award shall remain in full force and effect.

(j)            No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company or any Affiliate.

(k)            Other Benefits. No compensation or benefit awarded to or realized by any Participant under this Plan shall be included for the purpose of computing such Participant’s compensation or benefits under any pension, retirement, savings, profit sharing, group insurance, disability, severance, termination pay, welfare or other benefit plan of the Company, unless required by law or otherwise provided by such other plan.

(l)            No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Committee shall determine whether cash shall be paid in lieu of any fractional Share or whether such fractional Share or any rights thereto shall be canceled, terminated or otherwise eliminated.

(m)            Headings. Headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

Section 11.      Clawback or Recoupment

All Awards under this Plan shall be subject to recovery or other penalties pursuant to (i) any Company clawback policy, as may be adopted or amended from time to time, or (ii) any applicable law, rule or regulation or applicable Exchange Policies.

Section 12.      Effective Date of Amendment

The Plan was adopted by the Board on May 2, 2021 and grants following the annual shareholders’ meeting of the Company in 2022 shall be subject to being approved by the shareholders of the Company on or before the date of the Company’s annual shareholders’ meeting in 2022. The amendments to the 2019 Plan set out in this Plan shall be effective on the Effective Date and any and all outstanding Awards that were previously subject to the 2019 Plan shall, as of the Effective Date, be governed by this Plan as amended and restated hereby. No further Awards shall be granted under the 2019 Plan.

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Section 13.      Term of this Plan

No Award shall be granted under this Plan, and this Plan shall terminate, on the tenth (10th) anniversary of the date this Plan is approved by the shareholders of the Company, or any earlier date of discontinuation or termination established pursuant to Section 7(a) of this Plan. Notwithstanding the foregoing, an Award may only be awarded within ten (10) years from the date this Plan is adopted by the Board or, if earlier, the date this Plan is approved by the shareholders of the Company. Unless otherwise expressly provided in this Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such dates, and the authority of the Committee provided for hereunder with respect to this Plan and any Awards, and the authority of the Board to amend this Plan, shall extend beyond the termination of this Plan. Regardless of whether this Plan is approved by the shareholders of the Company every three (3) years or when otherwise required under the Exchange Rules, after the initial approval of this Plan by the shareholders of the Company, all previously granted Awards shall remain valid.

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